Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ZOLL Medical Corporation

at

$93.00 Net Per Share

by

Asclepius Subsidiary Corporation

an indirect wholly-owned subsidiary of

Asahi Kasei Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF FRIDAY, APRIL 20, 2012, UNLESS THE OFFER IS EXTENDED.

Asclepius Subsidiary Corporation, a Massachusetts corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Asahi Kasei Corporation., a corporation organized in Japan (“Asahi Kasei”), is offering to purchase all issued and outstanding shares of common stock, par value $0.01 (the “Shares”), including the associated preferred stock purchase rights issued under the Shareholder Rights Agreement (as described in this Offer to Purchase), of ZOLL Medical Corporation, a Massachusetts corporation (“ZOLL”), at a price of $93.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 12, 2012, among Asahi Kasei, Asahi Kasei Holdings US, Inc., a Delaware corporation and a wholly-owned subsidiary of Asahi Kasei, Purchaser and ZOLL (the “Merger Agreement”), under which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into ZOLL, and ZOLL will be the surviving corporation and an indirect wholly-owned subsidiary of Asahi Kasei (the “Merger”).

The board of directors of ZOLL has duly and unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (each as described in this Offer to Purchase), are advisable and in the best interests of ZOLL’s shareholders, (ii) authorized and adopted the Merger Agreement and approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iii) authorized and approved the grant of the top-up option to Purchaser and the issuance of the top-up shares upon exercise thereof, (iv) determined that the consideration for the top-up shares is adequate, (v) directed that the Merger Agreement be submitted to the shareholders of ZOLL for approval (unless the Merger is consummated as a short-form merger), (vi) consented to the Offer and recommended that the shareholders of ZOLL (A) accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (B) approve the Merger Agreement and the Merger at a special meeting of ZOLL’s shareholders (unless the Merger is consummated as a short-form merger) and (vii) taken all actions necessary so that no Takeover Laws (as described in this Offer to Purchase) that may purport to be applicable to the transactions contemplated by the Merger Agreement shall apply. ZOLL has also taken all actions necessary to ensure the Shareholder Rights Agreement (as described in this Offer to Purchase) will not apply to the transactions contemplated by the Merger Agreement.

The Offer is conditioned upon (i) there having been validly tendered in the Offer and not properly withdrawn prior the expiration of the Offer, that number of Shares which would represent at least two-thirds of the issued and outstanding Shares on a fully diluted basis (the “Minimum Tender Condition,” which is further described in this Offer to Purchase), (ii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in the United States and the approval of the Federal Cartel Office of the Federal Republic of Germany, in each case with respect to the Offer, and (iii) other customary conditions as described in Section 13—“Conditions of the Offer.” There is no financing condition to the Offer. A summary of the principal terms of the Offer appears on pages (i) through (v). You should read this entire document carefully before deciding whether to tender your Shares.

The Information Agent for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038

Banks and Brokers Call: (212) 440-9800

All Others Toll Free: (888) 607-9107

The Dealer Manager for the Offer is:

299 Park Avenue

New York, NY 10171-0026

Banks and Brokers Call Collect: (212) 821-6799

All Others Please Call Toll-Free: (888) 217-6011

March 26, 2012

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser in the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase, in each case before the expiration of the Offer, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you before the expiration of the Offer. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares to Purchaser pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary by the expiration of the Offer, you may tender your Shares to Purchaser in the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery by book-entry transfer, is at the election and risk of the tendering shareholder.

* * *

Questions and requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov.

SUMMARY TERM SHEET

This summary highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you. You should carefully read this entire Offer to Purchase and the other documents to which this Offer to Purchase refers to fully understand the Offer (as defined below), the Merger (as defined below) and the related transactions. References to “we,” “us,” or “our,” unless the context otherwise requires, are references to Purchaser (as defined below).

Principal Terms

•

Asclepius Subsidiary Corporation (“Purchaser”), an indirect wholly-owned subsidiary of Asahi Kasei Corporation (“Asahi Kasei”), is offering to purchase all issued and outstanding shares of common stock, par value $0.01 (the “Shares”), including the associated preferred stock purchase rights issued under the Shareholder Rights Agreement, of ZOLL Medical Corporation (“ZOLL”), at a price of $93.00 per Share, net to the seller in cash (the “Offer Price”), without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 12, 2012, among Asahi Kasei, Asahi Kasei Holdings US, Inc., a Delaware corporation and wholly-owned subsidiary of Asahi Kasei, Purchaser, and ZOLL (the “Merger Agreement”), under which, after the completion of the Offer

i

and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into ZOLL, and ZOLL will be the surviving corporation and an indirect wholly-owned subsidiary of Asahi Kasei (the “Merger”).

•

The Offer is the first step in our plan to acquire all of the issued and outstanding Shares, as provided in the Merger Agreement. If the Offer results in our purchasing at least two-thirds of the issued and outstanding Shares on a fully diluted basis, we will acquire the remainder of the Shares in the Merger for an amount in cash, without interest and subject to applicable withholding taxes, equal to the Offer Price. No appraisal rights are available in connection with the Offer. In addition, under Massachusetts law, shareholders who continue to own their Shares at the time of the Merger may not be entitled to appraisal rights in connection with the Merger. See Section 15—“Certain Legal Matters—Appraisal Rights.”

•

ZOLL has granted Purchaser an irrevocable option (the “top-up option”), exercisable within one (1) business day following the Acceptance Time (as defined below) or the expiration of a subsequent offering period, to purchase from ZOLL, subject to certain limitations, authorized and not outstanding Shares equal to the number of additional Shares sufficient to cause Asahi Kasei and Purchaser to own the number of Shares necessary for Purchaser to be merged into ZOLL without a vote or consent of ZOLL’s shareholders, or at least 90% of the Shares then outstanding, taking into account those Shares outstanding after the exercise of the top-up option, calculated on a fully diluted basis. The top-up option exercise price shall be equal to the Offer Price. The availability of the top-up option is subject to certain conditions and requires that, among other things, at the Acceptance Time or the expiration of a subsequent offering period Purchaser own in the aggregate at least 80% of all of the Shares and that exercise of the top-up option will cause Purchaser to own at least 90% of the outstanding Shares. See Section 11—“Purpose of the Offer and Plans for ZOLL; Merger Agreement and Other Agreements—The Merger Agreement.”

•

The initial offering period for the Offer will end at 12:00 Midnight, New York City time, at the end of Friday, April 20, 2012, unless we extend the Offer. We will announce any decision to extend the Offer in a press release stating the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the Offer.

•	See Section 1—“Terms of the Offer.”

ZOLL Board Recommendation

•

The board of directors of ZOLL (the “ZOLL Board”) has duly and unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (each as described in this Offer to Purchase), are advisable and in the best interests of ZOLL’s shareholders, (ii) authorized and adopted the Merger Agreement and approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iii) authorized and approved the grant of the top-up option to Purchaser and the issuance of the top-up shares upon exercise thereof, (iv) determined that the consideration for the top-up shares is adequate, (v) directed that the Merger Agreement be submitted to the shareholders of ZOLL for approval (unless the Merger is consummated as a short-form merger), (vi) consented to the Offer and recommended that the shareholders of ZOLL (A) accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (B) approve the Merger Agreement and the Merger at a special meeting of ZOLL’s shareholders (unless the Merger is consummated as a short-form merger) and (vii) taken all actions necessary so that no Takeover Laws (as described in this Offer to Purchase) that may purport to be applicable to the transactions contemplated by the Merger Agreement shall apply (the foregoing, the “Board Recommendation”). See “Introduction,” Section 10—“Background of the Offer; Contacts with ZOLL” and Section 11—“Purpose of the

Offer and Plans for ZOLL; Merger Agreement and Other Agreements—The Merger Agreement” below, and ZOLL’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission in connection with the Offer, a copy of which (without certain exhibits) is being furnished to shareholders concurrently herewith.

Conditions

•

We are not obligated to purchase any tendered Shares unless, at the expiration of the Offer, there have been validly tendered in the Offer and not properly withdrawn that number of Shares which would represent at least two-thirds of the issued and outstanding Shares on a fully diluted basis (including all Shares issued in respect of outstanding restricted stock awards, and assuming the issuance of all Shares issuable upon the exercise of all outstanding options, irrespective of exercise price, vesting schedule or other terms and conditions thereof). (See Introduction and Section 13—“Conditions of the Offer.”) We refer to this condition as the “Minimum Tender Condition.” As of the date of this Offer to Purchase, Asahi Kasei, Purchaser and their wholly-owned subsidiaries own no Shares.

•

We also are not obligated to purchase any tendered Shares unless the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been terminated, and the approval of the Federal Cartel Office of the Federal Republic of Germany has been obtained or deemed obtained pursuant to German merger control rules, in each case with respect to the Offer. We refer to this condition as the “Antitrust Condition.” See Section 15—“Certain Legal Matters.”

•

In addition to the Minimum Tender Condition and the Antitrust Condition, the Offer is also subject to a number of other important conditions, including, among others, (i) there being no order, injunction, judgment, decree, writ, ruling or other similar requirement issued by a court of competent jurisdiction or any statute, law, ordinance, rule or regulation or other legal restraint or prohibition that would make the Offer or the Merger illegal or otherwise prevent the consummation thereof; (ii) the absence of a material adverse effect on ZOLL (as provided in the Merger Agreement); (iii) the representations and warranties of ZOLL set forth in the Merger Agreement being true and correct (as provided in the Merger Agreement), except for such failures to be true and correct that, individually or in the aggregate, as have not had and would not reasonably be expected to have a material adverse effect, subject to certain exceptions and (iv) ZOLL having performed and complied with its obligations, agreements and covenants in the Merger Agreement in all material respects. We can waive these conditions (other than the Minimum Tender Condition) without ZOLL’s consent, subject to the terms of the Merger Agreement and applicable law. See Section 13—“Conditions of the Offer.”

•

There is no financing condition to the Offer. We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all issued and outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger, and (d) Asahi Kasei will have, and will arrange for Purchaser to have, sufficient funds to purchase all Shares that may be validly tendered and not properly withdrawn in the Offer and to acquire any remaining outstanding Shares in the Merger at the Acceptance Time and the Effective Time (as defined below), as the case may be.

Procedures for Tendering Shares

•	If you wish to accept the Offer and:

•

you are a record holder (i.e., a stock certificate has been issued to you and registered in your name), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) and any other documents required by the Letter of Transmittal, to the Depositary. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3—“Procedures for Tendering Shares”;

•

you are a record holder, but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to obtain three additional trading days to deliver your Shares by delivering the enclosed Notice of Guaranteed Delivery, properly completed and duly executed, to the Depositary before the Offer expires. See Section 3—“Procedures for Tendering Shares” for more information; or

•

you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should promptly contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

•	See Section 3—“Procedures for Tendering Shares.”

Withdrawal Rights

•

You have the right to, and can, withdraw any Shares that you have previously tendered at any time until the Offer has expired and, thereafter, if we have not by May 24, 2012 agreed to accept your Shares for payment, you can withdraw them at any time after such time until we accept your Shares for payment. See Sections 1 and 4—“Terms of the Offer” and “Withdrawal Rights.”

•

To withdraw Shares that you previously tendered, you must deliver a written notice of withdrawal with the required information to the Depositary at a time when you have the right to withdraw your Shares. If you tendered your Shares through your broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

•

Once we accept your tendered Shares upon expiration of the Offer, you will no longer be able to withdraw them. In addition, you will not be able to withdraw Shares tendered during any subsequent offering period that we may elect to establish after we have accepted for payment Shares tendered in the Offer. See Sections 1 and 4—“Terms of the Offer” and “Withdrawal Rights.”

Recent ZOLL Trading Prices; Subsequent Trading

•

On March 9, 2012, the last trading day before Asahi Kasei and ZOLL announced the signing of the Merger Agreement, the closing price of the Shares reported on the NASDAQ Global Select Market was $75.10 per Share.

•

The Offer Price of $93.00 per Share represents a premium of 23.8% to the closing stock price of the Shares on March 9, 2012, the last trading day prior to the announcement of the Offer and the Merger Agreement, and 29.6% to the volume weighted average stock price of the Shares for the 30 days preceding such announcement.

•	On March 23, 2012, the last full trading day before Purchaser commenced the Offer, the closing price of the Shares reported on the NASDAQ Global Select Market was $92.75 per Share.

•	We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6—“Price Range of Shares; Dividends.”

U.S. Federal Income Tax Treatment

•

If you are a U.S. taxpayer, your receipt of cash for Shares in the Offer or in the Merger will be a taxable transaction for U.S. federal income tax purposes. You will generally recognize gain or loss in an amount equal to the difference between (a) the cash you receive in the Offer or the Merger and (b) your adjusted tax basis in the Shares you sell in the Offer or exchange in the Merger. That gain or loss will be capital gain or loss if the Shares are a capital asset in your hands, and will be long-term capital gain or loss if the Shares have been held for more than one year at the time of the exchange of your Shares for cash. You are urged to consult your own tax advisor as to the particular tax consequences of the Offer and the Merger to you, including the tax consequences under state, local, foreign and other tax laws. See Section 5—“Material United States Federal Income Tax Consequences of the Offer and the Merger.”

Further Information

•

For further information, you can call Georgeson Inc., the Information Agent for the Offer, toll-free at (888) 607-9107, or (212) 440-9800 for banks and brokers. See the back cover page of this Offer to Purchase for additional contact information.

v

-vi-

To All Holders of Shares of Common Stock of ZOLL Medical Corporation:

INTRODUCTION

Asclepius Subsidiary Corporation, a Massachusetts corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Asahi Kasei Corporation, a corporation organized in Japan (“Asahi Kasei”), hereby offers to purchase all issued and outstanding shares of common stock, par value $0.01 (the “Shares”), including the associated preferred stock purchase rights issued under the Shareholder Rights Agreement (as described in this Offer to Purchase), of ZOLL Medical Corporation, a Massachusetts corporation (“ZOLL”), at a price of $93.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

If your Shares are registered in your name and you tender directly to the Depositary (as defined below) you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of your Shares by Purchaser. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with your broker, dealer, commercial bank, trust company or other nominee as to whether they charge any service fees or commissions. However, if you do not complete and sign the Form W-9 that is enclosed with the Letter of Transmittal, or a Form W-8BEN or other Form W-8, as applicable, you may be subject to a required backup federal income tax withholding of 28% of the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability. See Section 5—“Material United States Federal Income Tax Consequences of the Offer and the Merger.” Purchaser will pay all charges and expenses of Computershare Trust Company, N.A. (the “Depositary”), Georgeson Inc. (the “Information Agent”) and UBS Securities LLC (the “Dealer Manager”).

Consummation of the Offer is conditioned upon (i) the satisfaction of the Minimum Tender Condition, (ii) the satisfaction of the Antitrust Condition and (iii) other customary conditions as described in Section 13—“Conditions of the Offer.” The Offer is not subject to any financing condition.

The Minimum Tender Condition requires that, prior to the expiration of the Offer, there be validly tendered and not properly withdrawn that number of Shares which would represent at least two-thirds of the issued and outstanding Shares on a fully diluted basis (assuming the issuance of all Shares that may be issued in respect of outstanding restricted stock awards, plus Shares issuable upon the exercise of all outstanding options, irrespective of exercise price, vesting schedule or other terms and conditions thereof). According to ZOLL, as of March 9, 2012, there were 22,277,142 Shares issued and outstanding (which includes 162,318 Shares in respect of outstanding restricted stock awards) and 2,023,028 Shares issuable upon the exercise of outstanding options. Accordingly, based on the number of Shares, restricted stock awards and options outstanding as of March 9, 2012, the Minimum Tender Condition would be satisfied if at least 16,200,114 Shares are validly tendered in the Offer and not withdrawn. The Merger Agreement provides that Shares tendered pursuant to the guaranteed delivery procedures described in Section 3—“Procedures for Tendering Shares—Guaranteed Delivery” shall be deemed not to be validly tendered into the Offer unless and until the Shares underlying such notices of guaranteed delivery are delivered to Purchaser.

In addition to filings under the HSR Act, antitrust or competition filings are required in connection with the purchase of Shares in the Offer or the Merger in Germany and approvals or clearances are required in Germany prior to the completion of the Offer. See Section 15—“Certain Legal Matters.”

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 12, 2012, among Asahi Kasei, Asahi Kasei Holdings US, Inc., Purchaser and ZOLL (the “Merger Agreement”), under which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into ZOLL and ZOLL will be the surviving corporation and an indirect wholly-owned subsidiary of Asahi Kasei (the “Merger”). At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than any Shares owned by Asahi Kasei, Asahi Kasei Holdings US, Inc., Purchaser, ZOLL or any subsidiary thereof, and any Shares owned by shareholders who have properly exercised appraisal rights, if any, available under Part 13 of the Massachusetts Business Corporation Act (“MBCA”)) will by virtue of the Merger, and without action by the holder thereof, be canceled and converted into the right to receive from Purchaser an amount in cash, without interest and subject to applicable withholding taxes, equal to the Offer Price (the “Merger Consideration”), payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for ZOLL; Merger Agreement and Other Agreements.” Section 5—“Material United States Federal Income Tax Consequences of the Offer and the Merger” describes the principal U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

This Offer is only for Shares and not for options or restricted stock awards. Pursuant to the Merger Agreement, all unexercised options to purchase Shares under any of ZOLL’s equity incentive plans that are outstanding immediately prior to the Acceptance Time, whether vested or unvested, will vest in full as of the Acceptance Time and shall terminate and be canceled as of the Effective Time. Immediately after the Effective Time, in exchange for such termination and cancellation, the holders of such options, including ZOLL’s directors and executive officers, will receive, with respect to each option, a cash payment (less any applicable withholding taxes) equal to the product of (a) the excess, if any, of the Offer Price over the exercise price per share of such option and (b) the aggregate number of Shares that were issuable upon exercise or settlement of such option immediately prior to the Effective Time. If the exercise price per Share of any option equals or exceeds the Offer Price, such amount will be zero. All restricted stock awards granted under any equity incentive plan of ZOLL that are outstanding immediately prior to the Acceptance Time, will become fully vested and the restrictions with respect thereto shall lapse, and thereafter will solely represent the right to receive the Merger Consideration from the Purchaser at the Effective Time.

The Offer and withdrawal rights will expire at 12:00 Midnight, New York City time, at the end of Friday, April 20, 2011, unless the Offer is extended. See Sections 1, 13 and 15—“Terms of the Offer,” “Conditions of the Offer” and “Certain Legal Matters.”

The board of directors of ZOLL has duly and unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (each as described in this Offer to Purchase), are advisable and in the best interests of ZOLL’s shareholders, (ii) authorized and adopted the Merger Agreement and approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iii) authorized and approved the grant of the top-up option to Purchaser and the issuance of the top-up shares upon exercise thereof, (iv) determined that the consideration for the top-up shares is adequate, (v) directed that the Merger Agreement be submitted to the shareholders of ZOLL for approval (unless the Merger is consummated as a short-form merger), (vi) consented to the Offer and recommended that the shareholders of ZOLL (A) accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (B) approve the Merger Agreement and the Merger at a special meeting of ZOLL’s shareholders (unless the Merger is consummated as a short-form merger) and (vii) taken all actions necessary so that no Takeover Laws (as described in this Offer to Purchase) that may purport to be applicable to the transactions contemplated by the Merger Agreement shall apply. ZOLL has also taken all actions necessary to ensure the Shareholder Rights Agreement will not apply to the transactions contemplated by the Merger Agreement.

For factors considered by the ZOLL Board, see ZOLL’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to shareholders concurrently herewith.

Section 11.05 of the MBCA provides that, if a Massachusetts corporation owns at least 90% of the voting power of each class and series of the outstanding shares of a subsidiary corporation that have voting power, the corporation holding such shares may merge such subsidiary into itself, or itself into such subsidiary, without any approval on the part of the board of directors or the shareholders of such subsidiary corporation (a “short-form merger”). Pursuant to the Merger Agreement, in the event that, following completion of the Offer, Purchaser owns at least 90% of the outstanding Shares, including Shares acquired in any subsequent offering period and through any exercise of the top-up option (as defined below), Asahi Kasei will effect a short-form merger of Purchaser into ZOLL in accordance with Section 11.05 of the MBCA as soon as reasonably practicable and, thereafter, ZOLL will be an indirect wholly-owned subsidiary of Asahi Kasei. The availability of the top-up option is subject to certain conditions, and requires that, among other things, at the Acceptance Time or the expiration of a subsequent offering period Purchaser own in the aggregate at least 80% of all of the Shares and that exercise of the top-up option will cause Purchaser to own at least 90% of the outstanding Shares. See Section 15— “Certain Legal Matters.”

In the event that, following completion of the Offer, Purchaser does not own at least 90% of the outstanding Shares, the affirmative vote of at least two-thirds of the issued and outstanding Shares will be required to approve the Merger Agreement and the Merger, pursuant to Section 11.04 of the MBCA. This would be the only vote of any class or series of ZOLL’s capital stock necessary to approve the Merger Agreement and the Merger at any required meeting of ZOLL’s shareholders. If, following the purchase of Shares by Purchaser pursuant to the Offer or otherwise, we own at least two-thirds of the issued and outstanding Shares, we will be able to effect the Merger without the affirmative vote of any other shareholder. We have agreed pursuant to the Merger Agreement that all Shares acquired pursuant to the Offer or otherwise owned by us will be voted in favor of the Merger.

No appraisal rights are available in connection with the Offer. In addition, under Massachusetts law, shareholders who continue to own their Shares at the time of the Merger may not be entitled to appraisal rights in connection with the Merger. See Section 15— “Certain Legal Matters—Appraisal Rights.”

Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in Section 5— “Material United States Federal Income Tax Consequences of the Offer and the Merger.” We recommend that shareholders consult their tax advisors regarding the tax consequences of the sale of Shares.

This Offer to Purchase and the related Letter of Transmittal, and ZOLL’s Schedule 14D-9, contain important information and each such document should be read carefully and in its entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1.    Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered in accordance with the procedures set forth in Section 3—“Procedures for Tendering Shares” and not properly withdrawn prior to the Expiration Date in accordance with the procedures set forth in Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 Midnight, New York City time, at the end of Friday, April 20, 2012, unless Purchaser has extended the Offer, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire.

Consummation of the Offer is conditioned upon the satisfaction of the Minimum Tender Condition, the Antitrust Condition and the other conditions described in Section 13—“Conditions of the Offer.” Subject to the terms of the Merger Agreement, Purchaser may terminate the Offer without purchasing any Shares if certain events described in Section 13 occur.

We expressly reserve the right (but are not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect. We have agreed in the Merger Agreement that we will not, without the prior written consent of ZOLL, (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price, (c) waive or amend the Minimum Tender Condition, (d) add to the conditions to the Offer, (e) modify any condition to the Offer in a manner adverse to the holders of Shares, (f) extend the Offer, except as required or permitted by the Merger Agreement, (g) change the form of consideration payable in the Offer, or (h) otherwise amend the Offer in any manner adverse to the holders of Shares.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, we will be required to accept for payment and pay for any Shares validly tendered and not withdrawn. We are permitted to (without ZOLL’s consent), and shall (a) extend the Offer for one or more periods of time in consecutive increments of up to ten (10) business days per extension (or such longer periods as may be agreed to by Asahi Kasei, Asahi Kasei Holdings US, Inc., Purchaser and ZOLL) if, at the time the Offer is scheduled to expire, any of the conditions to the Offer are not satisfied and have not been waived, until such time as such conditions to the Offer are satisfied and (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer; provided, that (1) if at any such scheduled expiration of the Offer, the Minimum Tender Condition is not satisfied but all other conditions to the Offer are satisfied or waived, then we shall not be required to extend the Offer for more than twenty (20) business days in the aggregate and (2) we shall not be required to extend the Offer beyond August 15, 2012 (which date may be extended in certain circumstances to November 15, 2012) or the termination of the Merger Agreement.

There can be no assurance that we will exercise our right to extend the Offer or that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to all withdrawal rights. See Section 4—“Withdrawal Rights.”

If we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of such changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for at least ten (10) business days following such change.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment or pay for any Shares if, at the expiration of the Offer, any of the conditions to the Offer have not been satisfied or upon the occurrence of any of the events set forth in Section 13—“Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15—“Certain Legal Matters,” without prejudice to our rights set forth in Section 13—“Conditions of the Offer.” See Sections 13 and 15—“Conditions of the Offer” and “Certain Legal Matters.” The reservation by us of the right to delay the acceptance for payment of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or to return Shares deposited by or on behalf of tendering shareholders promptly after the termination or withdrawal of the Offer.

Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment or termination of the Offer, will be followed promptly by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c), and 14e-1 (d) under the Exchange Act. Without limiting our obligation under such rules or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to the Dow Jones News Service (or such other national media outlet or outlets as we deem prudent) and by making any appropriate filing with the SEC.

Subject to the Merger Agreement, we may and, if fewer than 90% of the Shares are accepted for payment in the Offer, ZOLL may require us to, provide a subsequent offering period upon expiration of the Offer in accordance with Rule 14d-11 under the Exchange Act. A subsequent offering period would be an additional period of time of at least three (3) business days, beginning no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date, during which shareholders may tender Shares not tendered in the Offer. A subsequent offering period, if one is provided, is not an extension of the Offer, which already will have been completed. During a subsequent offering period, tendering shareholders will not have withdrawal rights, and Purchaser will immediately accept and promptly pay the Offer Price for any Shares tendered during the subsequent offering period.

ZOLL has agreed to provide us with its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and other related documents will be mailed to record holders of Shares whose names appear on ZOLL’s shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

For purposes of the Offer, waiting periods under the Offer and filings with the U.S. Securities and Exchange Commission pursuant to the Offer, “business day” means any day other than a Saturday, Sunday or a federal holiday determined under Rule 14d-1(g)(3) promulgated under the Exchange Act, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time. For all other purposes in this Offer to Purchase, “business day” means any day means a day other than a Saturday, Sunday or other day on which commercial banks in Boston, Massachusetts or Tokyo, Japan are authorized or required by applicable law to close.

2.    Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered and not properly withdrawn prior to the Expiration Date promptly after the later of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions to the Offer set forth in Section 13—“Conditions of the Offer.” In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the SEC, we reserve the right to delay acceptance for payment of, or payment for, Shares, pending receipt of any regulatory or governmental approvals specified in Section 15—“Certain Legal Matters.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 15—“Certain Legal Matters.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (b) a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. See Section 3—“Procedures for Tendering Shares.”

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn prior to the Expiration Date if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering shareholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser shall increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

Purchaser reserves the right, subject to the provisions of the Merger Agreement, to transfer or assign in whole or in part, from time to time, to Asahi Kasei or one or more of its direct or indirect wholly-owned subsidiaries, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.    Procedures for Tendering Shares

Valid Tender of Shares.  Except as set forth below, in order for you validly to tender Shares in the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (x) certificates representing Shares tendered must be delivered to the Depositary or (y) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering shareholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) you must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers.  Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (which term includes most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner (s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) must accompany each delivery of certificates for the Shares.

Guaranteed Delivery.  A shareholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

—	such tender is made by or through an Eligible Institution;

—	a properly completed and duly executed Notice of Guaranteed Delivery, in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

—

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NASDAQ Global Select Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. The Merger Agreement provides that Shares tendered pursuant to the guaranteed delivery procedures shall be deemed not to be validly tendered into the Offer unless and until the Shares underlying such notices of guaranteed delivery are delivered to Purchaser.

The method of delivery of Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents, including delivery through DTC, is at the election and sole risk of the tendering shareholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, we recommend that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Other Requirements.  Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Binding Agreement.  The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy.  By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivering an Agent’s Message in lieu of a Letter of Transmittal), the tendering shareholder irrevocably appoints designees of Purchaser as such shareholder’s attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all cash dividends, distributions, rights, other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such dividends, distributions, rights, Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney, proxies or consents may be given (and, if given, will not be deemed effective). Purchaser’s designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the shareholders of ZOLL, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of shareholders or executing a written consent concerning any matter. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares as provided herein, for any meeting of the shareholders of ZOLL.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of any other shareholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Asahi Kasei, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other document related to the Offer) will be final and binding on all parties, subject to the right of any such party to dispute such interpretation in a court of competent jurisdiction.

4.    Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A shareholder may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Date and, thereafter, unless and until Purchaser has previously accepted them for payment, such Shares may also be withdrawn at any time after May 24, 2012.

If Purchaser extends the Offer, is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders exercise withdrawal rights as described in this Section 4 before the Expiration Date or at any time after May 24, 2012, unless theretofore accepted for payment as provided herein.

For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as discussed below), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Asahi Kasei, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the Expiration Date or during a subsequent offering period.

In the event Purchaser provides a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares previously tendered in the Offer and accepted for payment.

5.    Material United States Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of certain material U.S. federal income tax consequences to holders of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to dispose of Shares in the Offer or the Merger, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect). In addition, this summary is not a complete description of all the tax consequences of the Offer and the Merger and, in particular, may not address U.S. federal income tax considerations to holders of Shares subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, holders who hold their Shares as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities and holders who obtained their Shares by exercising options or warrants). In addition, this summary does not discuss any consequences to holders of options or warrants to purchase Shares or any aspect of state, local or foreign tax law that may be applicable to any holder of Shares, or any U.S. federal tax considerations other than U.S. federal income tax considerations. This summary assumes that holders own Shares as capital assets.

We urge holders of Shares to consult their own tax advisors with respect to the specific tax consequences to them in connection with the Offer and the Merger in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws.

U.S. Holders

Except as otherwise set forth below, the following discussion is limited to the U.S. federal income tax consequences relevant to a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes), any estate (other than a foreign estate), and any trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust (a “U.S. Holder”).

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Such holders should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

Payments with Respect to Shares

The receipt of cash in respect of a tender of Shares pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger will each be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder’s holding period for the Shares is more than one year at the time of the exchange of such holder’s Shares for cash. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax and Information Reporting

Payments made with respect to the tender of Shares for cash in the Offer or the exchange of Shares for cash in the Merger will be subject to information reporting and U.S. federal backup withholding tax (currently at a rate of 28%) unless the U.S. Holder (i) furnishes an accurate tax identification number or otherwise complies with applicable U.S. information reporting or certification requirements (typically, by completing and signing a Form W-9, which will be included with the Letter of Transmittal) or (ii) is a corporation or other exempt recipient and, when required, demonstrates such fact. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s United States federal income tax liability, if any, provided that such U.S. Holder furnishes the required information to the Internal Revenue Service in a timely manner.

Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner, other than a partnership, of Shares that is not a U.S. Holder.

Non-U.S. Holders should consult their own tax advisors to determine the specific U.S. federal, state, local and foreign tax consequences that may be relevant to them.

Payments with Respect to Shares

Payments made to a Non-U.S. Holder with respect to Shares exchanged for cash in the Offer or pursuant to the Merger generally will be exempt from U.S. federal income tax, unless:

(a)	the gain on Shares, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment in the United States) (in which event (i) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders,” but such Non-U.S. Holder should provide a Form W-8ECI instead of a Form W-9, and (ii) if the Non-U.S. Holder is a corporation, it may be subject to branch profits tax on such gain at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty));

(b)	the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year and certain other conditions are met (in such event the Non-U.S. Holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year); or

(c)	the Non-U.S. Holder is an individual subject to tax pursuant to U.S. tax rules applicable to certain expatriates.

Backup Withholding Tax and Information Reporting

In general, if you are a Non-U.S. Holder you will not be subject to backup withholding and information reporting with respect to a payment made with respect to Shares exchanged for cash in the Offer or the Merger if you have provided the Depositary with an IRS Form W-8BEN (or a Form W-8ECI if your gain is effectively connected with the conduct of a U.S. trade or business). If Shares are held through a foreign partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a Non-U.S. Holder’s United States federal income tax liability, if any, provided that such Non-U.S. Holder furnishes the required information to the Internal Revenue Service in a timely manner.

6.    Price Range of Shares; Dividends

According to ZOLL’s Annual Report on Form 10-K for the fiscal year ended October 2, 2011, as amended (the “Form 10-K”), the Shares are traded on the NASDAQ Global Select Market under the symbol “ZOLL.” The following table sets forth, for the periods indicated, the high and low prices per Share on the NASDAQ Global Select Market as reported in the Form 10-K with respect to periods thorough October 2, 2011 and as reported by published financial sources for the period starting October 3, 2011.

Fiscal Year	High	Low
2010:
First Quarter	$28.08	$19.00
Second Quarter	$29.95	$25.51
Third Quarter	$31.92	$25.66
Fourth Quarter	$33.23	$23.07

2011:
First Quarter	$41.00	$29.87
Second Quarter	$47.87	$37.46
Third Quarter	$61.51	$44.74
Fourth Quarter	$70.82	$33.84

2012:
First Quarter	$65.61	$33.85
Second Quarter (through March 23, 2012)	$93.65	$62.57

On March 9, 2012, the last full trading day prior to the public announcement that Asahi Kasei and ZOLL had entered into the Merger Agreement and that Purchaser would commence the Offer, the reported closing sales price per Share on the NASDAQ Global Select Market was $75.10 per Share. On March 23, 2012, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on the NASDAQ Global Select Market was $92.75 per Share. Shareholders are urged to obtain a current market quotation for the Shares.

Purchaser has been advised that ZOLL has not paid any dividends in the past two years and, according to the Form 10-K, ZOLL does not anticipate paying any cash dividend in the foreseeable future. Under the terms of the Merger Agreement, ZOLL is not permitted to declare, set aside or pay dividends with respect to the Shares without the prior written consent of Asahi Kasei. See Section 14— “Dividends and Distributions.”

7.    Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations

As set forth in Section 11—“Purpose of the Offer and Plans for ZOLL; Merger Agreement and Other Agreements—The Merger,” following the purchase of Shares pursuant to the Offer, Asahi Kasei will effect the Merger, as a result of which all Shares Asahi Kasei and its subsidiaries, including Purchaser, do not own will be canceled and converted into the right to receive from Purchaser the Merger Consideration (which is cash in the same amount as the Offer Price), without interest and subject to applicable withholding taxes. Accordingly, the only difference (other than as set forth below) between tendering in the Offer and not tendering and continuing to hold Shares through the Effective Time is that tendering shareholders will be paid earlier. However, if the short-form merger is not consummated, during the period after the Acceptance Time (as defined below) and prior to consummation of the Merger, our purchase of Shares in the Offer may have material effects on the market for the Shares, NASDAQ listing and Exchange Act registration of the Shares and the eligibility of the Shares to be used as collateral for margin loans. These potential effects are summarized below.

Possible Effects of the Offer on the Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. The number of Shares that are still in the hands of the public, and the number of shareholders, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market). We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

NASDAQ Listing.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NASDAQ Global Select Market. According to the published guidelines of the NASDAQ Stock Market, LLC (“NASDAQ”), NASDAQ would consider disqualifying the Shares for listing on the NASDAQ Global Select Market if, among other possible grounds, (a) the total number of beneficial holders of round lots of Shares falls below 400, (b) the bid price for the Shares is less than $1 per share, or (c) (i) ZOLL has shareholders’ equity of less than $10 million, the number of publicly held Shares falls below 750,000, the market value of publicly held Shares is less than $5 million and there are fewer than two active and registered market makers in the Shares, (ii) the market value of ZOLL’s listed securities is less than $50 million, the number of publicly held Shares falls below 1,100,000, the market value of publicly held Shares is less than $15 million and there are fewer than four active and registered market makers in the Shares, or (iii) the number of publicly held Shares falls below 1,100,000, the market value of publicly held Shares is less than $15 million, there are fewer than four active and registered market makers in the Shares and ZOLL’s total assets and total revenue are less than $50 million each for the most recently completed fiscal year (or two of the three most recently completed fiscal years). Shares held by officers or directors of ZOLL or their immediate families, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to ZOLL, as of March 9, 2012 there were 22,277,142 Shares issued and outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for the NASDAQ Global Select Market or are delisted from NASDAQ markets altogether, the market for Shares will be adversely affected.

If NASDAQ were to delist the Shares from the NASDAQ Global Select Market, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of shareholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Promptly after the acceptance of Shares for payment in the Offer, we intend to take all actions necessary and make the required disclosures to elect “controlled company” status pursuant to Rule 5615(c) of NASDAQ, which means that ZOLL would be exempt from the requirements that its board of directors include a majority “independent directors” and the related rules covering the independence of directors serving on the committees (other than the audit committee) of ZOLL’s Board. The controlled company exemption does not modify the independence requirements for ZOLL’s audit committee.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. After the Acceptance Time, ZOLL shall use reasonable best efforts to enable the de-listing of the Shares from NASDAQ markets and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days thereafter if the requirements for termination of registration are met.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute “margin securities” for the purposes of the margin regulations, in which event the Shares would be ineligible to be used as collateral for margin loans made by brokers.

8.    Certain Information Concerning ZOLL

ZOLL (NasdaqGS: ZOLL) is a publicly traded Massachusetts corporation with its principal executive offices located at 269 Mill Road, Chelmsford, MA 01824. ZOLL’s telephone number at such principal executive offices is (978) 421-9655.

ZOLL develops, manufactures, and markets resuscitation devices, related data management and software solutions, and temperature management technology. ZOLL is continuing its expansion from its founding focus on external pacemakers and defibrillators for the treatment of cardiac arrest to a much broader focus on a range of resuscitation devices and temperature management solutions for critical care and surgical patients. This expanded focus involves not only initial care but prevention of sudden cardiac death in patients with a known risk, as well as care after an event, where initial resuscitation success can be enhanced with specific strategies for improving recovery and reducing morbidity.

Available Information.  ZOLL is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning ZOLL’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of ZOLL’s securities, any material interests of such persons in transactions with ZOLL, and other matters is required to be disclosed in proxy statements and periodic reports distributed to ZOLL’s shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as ZOLL, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Sources of Information.  Except as otherwise set forth herein, the information concerning ZOLL contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, including the Form 10-K, and other public sources. The information concerning ZOLL taken or derived from such documents and records is qualified in its entirety by reference to ZOLL’s public filings with the SEC (which may be obtained and inspected as described above) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Although we have no knowledge that any such information contains any misstatements or omissions, none of Asahi Kasei, Purchaser, or any of their respective affiliates or assigns, the Information Agent, the Depositary or the Dealer Manager assumes responsibility for the accuracy or completeness of the information concerning ZOLL contained in such documents and records or for any failure by ZOLL to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Prospective Financial Information.  In connection with the discussions between ZOLL and Asahi Kasei that led to the negotiation of the Merger Agreement, ZOLL provided Asahi Kasei and Purchaser prospective financial information concerning ZOLL, certain of which is summarized and described in more detail below.

None of Asahi Kasei, Purchaser or any of their affiliates or representatives participated in preparing, and they do not express any view on, the prospective information summarized below, or the assumptions underlying such information. The summary of such information is included solely to give shareholders access to the information that was made available to Asahi Kasei and is not included in this Offer to Purchase in order to influence any ZOLL shareholder to make any investment decision with respect to the Offer or the Merger, including whether to tender Shares in the Offer.

It is our understanding that this prospective financial information was prepared by ZOLL for internal use and was not prepared for use in the documents relating to the Offer or with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). To our knowledge, neither ZOLL’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

It is our understanding that ZOLL’s prospective financial information reflects numerous estimates and assumptions made by ZOLL with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to ZOLL’s business, all of which are difficult to predict and many of which are beyond ZOLL’s control. Certain of these assumptions are described under the heading “Projected Financial Information” in the Schedule 14D-9 prepared by ZOLL and being distributed to holders of Shares with this Offer to Purchase. The prospective financial information reflects subjective judgment in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the prospective financial information constitutes forward-looking information and is subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, but not limited to, ZOLL’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in ZOLL’s reports filed with the SEC. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than forecasted. The prospective financial information covers multiple years and such information by its nature becomes less predictive with each successive year. In addition, the prospective information will be affected by ZOLL’s ability to achieve strategic goals, objectives and targets over the applicable periods. We understand that the assumptions upon which the prospective information was based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond ZOLL’s control. The prospective information also reflects assumptions as to certain business decisions that are subject to change. Such prospective information cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that ZOLL, Asahi Kasei, Purchaser, any of their respective representatives or anyone who received this information then considered, or now considers, it necessarily predictive of actual future events, and this information should not be relied upon as such. None of Asahi Kasei, Purchaser, their advisors or representatives (including the Dealer Manager, the Information Agent or the Depositary) or any of their respective affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the prospective information described below.

None of Asahi Kasei, Purchaser or any of their advisors or representatives (including the Dealer Manager, the Information Agent or the Depositary) or any of their respective affiliates intends to, and each of them disclaims any obligation to, update, revise or correct such prospective information if they are or become inaccurate (even in the short term).

We understand that the prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the Merger

Agreement. There can be no assurance that the announcement of the Offer or the transactions contemplated by the Merger Agreement will not cause customers of ZOLL to delay or cancel purchases of ZOLL’s products pending the consummation of such transactions or the clarification of any intentions with respect to the conduct of ZOLL’s business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of ZOLL to achieve the results reflected in such prospective financial information. Further, the prospective financial information does not take into account the effect of any failure of the Offer or the Merger to occur and should not be viewed as accurate or continuing in that context.

The inclusion of the prospective financial information herein should not be deemed an admission or representation by Asahi Kasei or Purchaser that they are viewed by Asahi Kasei or Purchaser as material information of ZOLL, and in fact Asahi Kasei and Purchaser view the prospective financial information as non-material because of the inherent risks and uncertainties associated with such long range forecasts. The prospective information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding ZOLL contained in ZOLL’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in ZOLL’s prospective information, shareholders are cautioned not to place undue, if any, reliance on the prospective information included in this Offer to Purchase.

ZOLL provided estimates of worldwide projected net revenues, costs of goods sold, gross profit, operating expenses, operating income and taxes for fiscal years 2012 through 2014.

ZOLL Strategic Planning

3 Year View

(US$ 000’s, excl EPS)

	2012	2013	2014
Net revenues	613	742	900
Growth %	19%	21%	21%
Cost of goods sold	264	312	360

Gross profit	349	430	540
Margin %	57%	58%	60%
Expenses
Selling and marketing	174	201	236
	28%(1)	27%	26%
General and administrative	52	63	78
	8%	9%	9%
Research and development	53	62	77
	9%	8%	9%

Total expenses	278	326	391
	45%	44%	43%
Income from operations	70	104	149
Other income	-	-	-

Income before taxes	70	104	149
	11%	14%	17%
Taxes	25	37	54

Net income	45	66	95

Basic earnings per share	11%	14%	17%
EPS	1.94	2.77	3.73
EPS Growth	44%	42%	35%
# Shares (in millions)	23.1	24.0	25.6

(1)	Unlabelled percentage amounts reflect percentage of net revenues for the relevant period.

ZOLL also provided certain additional information to Asahi Kasei regarding two long-term initiatives (“LifeVest as a platform” and “Temperature Management for AMI (Acute Myocardial Infarction)” that were discussed by the ZOLL Board in July 2011 as part of the ZOLL Board’s long-term strategic planning review. Each of these initiatives would have required a significant investment, which management and the ZOLL Board had no plans to undertake, and assumed unlimited capital resources with which they could be implemented in each case without accounting for the cost of such capital. The information provided to Asahi Kasei included the following financial modeling: revenue of $10 million and $190 million and operating income of $3 million and $62 million for 2016 and 2021, respectively, for the LifeVest initiative, and revenue of $88 million and $497 million and operating income of $21 million and $169 million for 2016 and 2021, respectively, for the AMI initiative. We understand that ZOLL developed this information only to demonstrate a theoretical outcome and, as such, the information is not predictive of actual future events and cannot be relied upon as such.

Certain of the prospective financial information set forth herein, may be considered non-GAAP financial measures. We understand that ZOLL provided this information to Asahi Kasei because ZOLL believed it could be useful in evaluating, on a prospective basis, ZOLL’s potential operating performance and cash flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by ZOLL may not be comparable to similarly titled amounts used by other companies.

9.	Certain Information Concerning Purchaser and Asahi Kasei

Purchaser.  Purchaser is a Massachusetts corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Purchaser is a direct wholly-owned subsidiary of Asahi Kasei Holdings US, Inc. and an indirect wholly-owned subsidiary of Asahi Kasei. The principal executive offices of Purchaser are located at Jinbocho-Mitsui Building, 1-105 Kanda Jinbocho, Chiyoda-ku, Tokyo 101-8101 Japan. Purchaser’s telephone number at such principal executive offices is +81-3-3296-3000.

Asahi Kasei.  Asahi Kasei is a corporation organized in Japan. Its shares are listed on the Tokyo Stock Exchange in Tokyo, Japan. Asahi Kasei is Japan’s leading diversified chemical manufacturer with business in the health care, chemicals and fibers, homes and construction materials, and electronics sectors. Within the health care field, Asahi Kasei is active in pharmaceuticals (including agents for dysuria, osteoporosis, disseminated intravascular coagulation, and herpes), medical devices (including artificial kidneys and therapeutic apheresis devices), and bioprocess products (including virus removal filters and bioprocess equipment for use in the manufacturing process for pharmaceuticals). The principal offices of Asahi Kasei are located at Jinbocho-Mitsui Building, 1-105 Kanda Jinbocho, Chiyoda-ku, Tokyo 101-8101 Japan. Asahi Kasei’s telephone number at such principal executive offices is +81-3-3296-3000.

Asahi Kasei Holdings US, Inc.  Asahi Kasei Holdings US, Inc. is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Asahi Kasei Holdings US, Inc. is a direct wholly-owned subsidiary of Asahi Kasei and the sole shareholder of Purchaser. The principal executive offices of Asahi Kasei Holdings US, Inc. are located at Jinbocho-Mitsui Building, 1-105 Kanda Jinbocho, Chiyoda-ku, Tokyo 101-8101 Japan. Asahi Kasei Holdings US, Inc.’s telephone number at such principal executive offices is +81-3-3296-3000.

Additional Information.  The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of Asahi Kasei and the members of the board of directors and the executive officers of Purchaser are set forth in Schedule A to this Offer to Purchase.

None of Asahi Kasei, Purchaser or, to the knowledge of Asahi Kasei or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase: (a) none of Asahi Kasei, Purchaser or, to the knowledge of Asahi Kasei or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of Asahi Kasei, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of ZOLL, (b) none of Asahi Kasei, Purchaser or, to the knowledge of Asahi Kasei or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of ZOLL during the past 60 days, (c) none of Asahi Kasei, Purchaser, their subsidiaries or, to the knowledge of Asahi Kasei or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of ZOLL (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations), (d) in the past two years, except as previously disclosed in ZOLL’s filings with the SEC, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of Asahi Kasei, Purchaser, their subsidiaries or, to the knowledge of Asahi Kasei or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and ZOLL or any of its executive officers, directors or affiliates, on the other hand, and (e) in the past two years, there have been no negotiations, transactions or material contacts between any of Asahi Kasei, Purchaser, their subsidiaries or, to the knowledge of Asahi Kasei or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and ZOLL or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of ZOLL’s securities, an election of ZOLL’s directors or a sale or other transfer of a material amount of assets of ZOLL.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all issued and outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger, and (d) Asahi Kasei will have, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger at the Acceptance Time and the Effective Time, as the case may be.

10.	Background of the Offer; Contacts with ZOLL

As part of its “Health Care for Tomorrow” project, Asahi Kasei has been seeking to advance the development of new businesses through organic growth, targeted acquisitions and strategic alliances. A key focus area of its efforts has been the resuscitation sector.

Beginning in November 2010, Asahi Kasei engaged in parallel discussions with ZOLL about potential distribution arrangements for ZOLL’s AED Plus and Thermogard temperature management product lines. These discussions continued throughout 2010 and 2011 and expanded to include the potential marketing and distribution in Japan by Asahi Kasei of most of ZOLL’s other products. In connection with these discussions, representatives of Asahi Kasei visited ZOLL’s facilities to learn about the products and their market potential and to review ZOLL’s manufacturing and service operations. During this period, Asahi Kasei acquired 98.44% of ADMIS, a third party company that was ZOLL’s authorized quality and regulatory representative in Japan.

On June 22, 2011, Yasuyuki Yoshida, Asahi Kasei’s Director and Primary Executive Officer, and Richard A. Packer, ZOLL’s Chief Executive Officer, had a conversation as part of their commercial discussions in which Mr. Yoshida indicated that Asahi Kasei was impressed with ZOLL’s business opportunities and growth potential and indicated on a very general basis that Asahi Kasei might have an interest in making equity or debt financing available to ZOLL to further strengthen the parties’ relationship. Mr. Packer informed Mr. Yoshida that ZOLL had adequate cash reserves and was not at that time seeking to raise capital. The conversations between Messrs. Packer and Yoshida did not result in any specific proposals.

From June 22 through July 12, 2011, representatives of Asahi Kasei and ZOLL continued their discussions regarding a potential Japanese distribution relationship for ZOLL’s AED products. On July 12, 2011, Asahi Kasei issued a press release announcing that ZOLL had granted Asahi Kasei’s subsidiary ADMIS exclusive rights to import and distribute ZOLL’s AED Plus product in Japan. The press release stated that the agreement with ZOLL marked the beginning of Asahi Kasei’s launch into emergency and critical care, and the two companies would advance further discussion on possible alliances for marketing, sales, and research and development in other medical devices and health care-related businesses.

On July 29, 2011, ZOLL’s stock price closed at $69.66.

On August 4, 2011, a Durable Medical Equipment Regional Carrier, a company that is a Medicare contractor responsible for administering durable medical equipment benefits for a region, issued for comment draft proposals with respect to Medicare reimbursement for automated external defibrillators and wearable defibrillators, including ZOLL’s LifeVest product. The draft proposals would have limited the indications for which Medicare reimbursement was available for the LifeVest product. These draft revisions were subject to public hearings and comments. At the time, ZOLL publicly stated that it believed that, following the public hearing process, the indications for Medicare reimbursement of the LifeVest product would not be limited; however, in the event the draft revisions were to become final, the draft limitations on the indications for Medicare reimbursement would have a material adverse effect on ZOLL’s LifeVest business.

Following this announcement, ZOLL’s stock price declined and, on August 8, 2011, closed at $44.46 per Share.

On September 2, 2011, Messrs. Taketsugu Fujiwara, President & Representative Director and Presidential Executive Officer of Asahi Kasei, Hideo Hikami, General Manager, Business Development of Asahi Kasei and Mitsunobu Mohri, General Manager, Advanced Medical Devices of Asahi Kasei, met at ZOLL’s headquarters in Chelmsford, Massachusetts with Mr. Packer, A. Ernest Whiton, ZOLL’s Vice President of Administration and Chief Financial Officer, Jonathan A. Rennert, ZOLL’s President, Ward M. Hamilton, ZOLL’s Senior Vice President, Marketing, Alexander N. Moghadam, ZOLL’s Vice President, International Operations and John P. Bergeron, ZOLL’s Vice President and Corporate Treasurer. After a facility tour, Messrs. Mohri, Hamilton, Rennert and Moghadam discussed market planning for the AED Plus in Japan. Messrs. Packer and Whiton met with Messrs. Fujiwara (references herein to “Mr. Fujiwara” are references to Taketsugu Fujiwara) and Hikami, and Mr. Fujiwara provided an update on Asahi Kasei’s firm-wide initiatives to accelerate its expansion into the critical care segment and discussed various potential alternatives to strengthen the partnership between ZOLL and Asahi Kasei in areas other than AED products, such as professional defibrillators and temperature management in the Japanese market as well as in the other Asian markets. Throughout the conversation, Mr. Fujiwara orally indicated, as one of various alternatives, Asahi Kasei’s preliminary interest in a business combination transaction with ZOLL under mutually beneficial terms. Mr. Packer informed Messrs. Fujiwara and Hikami that ZOLL had not approached the meeting with an interest in a business combination transaction. Mr. Packer also stated that while ZOLL was not for sale, ZOLL would not foreclose consideration of a compelling opportunity to maximize shareholder value. Mr. Fujiwara informed Messrs. Packer and Whiton that the LifeVest reimbursement uncertainty and related decline in ZOLL’s share price, coupled with the general volatility in the financial markets, made it difficult for Asahi Kasei to make an acquisition proposal at that time. Following the September 2, 2011 meeting with Asahi Kasei, Mr. Packer updated Benson F. Smith, the Chairman of the Board, on the status of the parties’ discussions.

Between September 2 and October 6, 2011, Messrs. Packer and Hikami corresponded via email and Mr. Hikami expressed an interest in learning more about ZOLL’s outlook for the LifeVest business so that it could better understand ZOLL’s position with respect to the LifeVest reimbursement matter. Messrs. Packer and Hikami scheduled a follow-up meeting to discuss these matters in Boston, Massachusetts on October 6, 2011.

On October 6, 2011, Messrs. Packer and Whiton met in Boston, Massachusetts with Messrs. Yoshida, Hikami and Thomas Dalzell, Asahi Kasei’s Manager, Business Development, and provided an update on ZOLL’s perspective on the prospects for resolving the LifeVest reimbursement matter, and provided information regarding other business developments. They also continued discussions regarding an expansion of ZOLL’s and Asahi Kasei’s distribution relationship.

Following this meeting, Asahi Kasei and ZOLL negotiated and entered into a mutual nondisclosure agreement (which included a one-year limited standstill provision) to enable discussion for broadening the collaborative relationship between the parties and to permit ZOLL to share certain nonpublic information with Asahi Kasei with respect to the LifeVest reimbursement matter. Prior to this nondisclosure agreement, Asahi Kasei and ZOLL were parties to various nondisclosure agreements that were division- and product-specific. The new agreement consolidated and superseded these older agreements.

On November 9, 2011, at the invitation of Mr. Fujiwara, Mr. Packer attended a meeting in Tokyo, Japan where he was introduced to additional senior executives of Asahi Kasei. Attending the meeting from Asahi Kasei were Ichiro Itoh, Chairman and Representative Director, Koji Fujiwara, Director and Primary Executive Officer, and Messrs. Fujiwara, Yoshida, Hikami and Dalzell. Mr. Packer discussed ZOLL’s desire to execute its strategy for growth in the Japanese market and its desire to expand the distribution relationship with Asahi Kasei to include all of ZOLL’s products. Messrs. Itoh and Fujiwara again inquired as to a possible acquisition of all or a controlling stake in ZOLL, but did not make a specific proposal. Mr. Packer reaffirmed that ZOLL was not currently seeking a sale or business combination transaction and instead was focused on executing its strategic plan, which included the development of the Japanese market with the assistance of a partner like Asahi Kasei. Mr. Packer reiterated ZOLL’s belief that the LifeVest reimbursement uncertainty would be resolved in ZOLL’s favor and he further noted that even in the event that this did not occur, ZOLL believed that the LifeVest business would once again grow after an initial setback. Mr. Packer also stated that ZOLL would shortly announce strong fourth quarter results. During the November 9 discussions, Asahi Kasei expressed its desire for ZOLL’s senior management to remain in their current roles after any such potential transaction and asked for Mr. Packer’s views about the potential reaction of ZOLL’s management team and other employees to a broader strategic acquisition or investment by Asahi Kasei. Asahi Kasei also confirmed that it understood that there were severance payments due upon a termination of employment after a change in control under existing agreements between ZOLL and certain of its senior management that would likely be paid out in an acquisition and acknowledged that if an acquisition were completed it understood that such amounts may be paid out to these members of senior management notwithstanding their remaining as employees of ZOLL after such a transaction.

On November 16, 2011, ZOLL’s stock price closed at $35.66.

Later in November 2011, Messrs. Hikami and Packer exchanged emails and Mr. Packer offered to answer any questions related to his discussion of the LifeVest reimbursement matter on the earnings call. Mr. Hikami then suggested another in-person meeting with Mr. Packer to follow-up on their previous discussions. The parties agreed to meet in Frankfurt, Germany on December 9, 2011.

On November 24, 2011, the Asahi Kasei board of directors met to discuss a potential acquisition of ZOLL and approved the making of a non-binding offer to acquire ZOLL for a purchase price of $66.00 per Share in cash, which would decrease to $55.00 per Share in cash if the LifeVest reimbursement uncertainty was not resolved in ZOLL’s favor by the end of May 2012.

On December 9, 2011, Messrs. Packer and Whiton met with Mr. Fujiwara and Messrs. Hikami and Dalzell in Frankfurt, Germany. During the meeting, Mr. Fujiwara expressed Asahi Kasei’s interest in a potential business combination transaction and presented ZOLL with the non-binding oral proposal approved by the Asahi Kasei board. Mr. Packer informed Asahi Kasei that ZOLL was not for sale and in any event would not likely be interested in a transaction at either of the indicated prices.

Mr. Fujiwara suggested that Asahi Kasei might be positioned to improve its proposal if it had access to non-public information regarding ZOLL. Mr. Hikami also requested further information regarding ZOLL’s downside forecast for the LifeVest business should the reimbursement matter not be resolved in ZOLL’s favor. Mr. Packer suggested extensive diligence at this time would be inappropriate, but that perhaps ZOLL could provide Asahi Kasei with additional information concerning ZOLL’s long-term strategic plan so that Asahi Kasei could more fully understand the value of ZOLL. Mr. Packer did not commit at this time to provide such information to Mr. Fujiwara. The meeting concluded with the parties reconfirming their desire to achieve market penetration in Japan for ZOLL’s products through an expanded distribution partnership even if a broader transaction did not occur.

On December 15, 2011, ZOLL publicly announced that the Centers for Medicare and Medicaid Services’ Durable Medical Equipment Medical Administrative Contractors had reaffirmed the existing Medicare reimbursement policy for the LifeVest Wearable Defibrillator, thus resolving the LifeVest reimbursement uncertainty in ZOLL’s favor.

On December 15, 2011, ZOLL’s stock price closed at $60.29.

On or about December 15, 2011, as a follow-up to the December 9, 2011 meeting, Mr. Whiton sent Mr. Hikami an abridged version of ZOLL’s long-term strategic plan. ZOLL did not provide the downside forecast information for the LifeVest business requested by Mr. Hikami on December 9, 2011 in light of the resolution of the LifeVest reimbursement matter on December 15, 2011.

From December 18 through 29, 2011, Messrs. Hikami, Packer and Whiton exchanged emails and Messrs. Hikami and Packer discussed via teleconference the information that was provided to Mr. Hikami and scheduled a follow-up meeting to discuss the LifeVest reimbursement matters and valuation of ZOLL. In this correspondence Mr. Packer indicated that ZOLL would only consider an acquisition proposal by Asahi Kasei if it were at a valuation level that represented a compelling opportunity to maximize shareholder value, taking into account, among other things, relevant valuations of recent business combination transactions in the medical device industry. Messrs. Hikami and Packer agreed to a meeting in San Francisco, California on January 5, 2012, when Messrs. Packer and Whiton would be visiting ZOLL’s facility in Sunnyvale, California.

On December 21, 2011, Messrs. Hikami, Dalzell, Packer, Whiton, and Mohri, together with representatives of an affiliate of Asahi Kasei’s financial advisor, UBS Securities Japan Ltd (such affiliate and UBS Securities Japan Ltd together, “UBS”), held a telephonic meeting to discuss the materials that Messrs. Packer and Whiton had previously provided to Mr. Hikami.

On January 5, 2012, Messrs. Messrs. Hikami, Yoshida and Dalzell met with Messrs. Packer and Whiton in San Francisco, California. Also present was a representative of UBS. At the meeting, Asahi Kasei indicated that it was willing to consider an acquisition of all of the outstanding Shares for a per Share cash price “in the high $70s.” Asahi Kasei also informed Messrs. Packer and Whiton that it would like to be in a position to discuss a potential acquisition of ZOLL at Asahi Kasei’s regularly scheduled Board meeting on January 10, 2012. Messrs. Packer and Whiton indicated that ZOLL had not been seeking a sale transaction and an offer in the $70s would likely not be viewed as compelling. Representatives of Asahi Kasei also indicated that it did not wish to participate in any competitive bidding process to acquire ZOLL.

On January 9, 2012, ZOLL’s stock price closed at $66.21.

On January 10, 2012, Messrs. Hikami and Dalzell, together with representatives of UBS, held a teleconference with Messrs. Packer and Whiton. During the call, Messrs. Hikami and Dalzell informed Messrs. Packer and Whiton that Asahi Kasei’s board of directors had authorized a proposal for Asahi Kasei to acquire all of the outstanding shares of ZOLL for a purchase price of $86.00 per Share in cash (the “January 10 Proposal”), which represented a premium of approximately 27.8% to ZOLL’s closing price on January 10, 2012 and of 34.9% to ZOLL’s trading average since the LifeVest reimbursement policy was reaffirmed on December 15, 2011. Prior to January 10, 2012, ZOLL’s stock had never traded above $70.82 per Share. Asahi

Kasei indicated that the January 10 Proposal was not subject to any financing contingency and that the price would be paid from cash on hand and additional borrowings, and that there were no other material contingencies except for due diligence, which Asahi Kasei indicated it could complete on an expedited basis in approximately four weeks from the time relevant information became available, with minimal disruption to ZOLL. Mr. Packer indicated to the representatives of Asahi Kasei that he would discuss the January 10 Proposal with the ZOLL Board. The parties also discussed the ongoing management of the business if a transaction were to be completed and Asahi Kasei confirmed its desire to retain ZOLL’s current management. Asahi Kasei also confirmed that it understood that severance payments due under existing agreements between ZOLL and certain of its senior management upon a termination of employment after a change in control would likely be paid out notwithstanding the fact that those employees may remain as employees of ZOLL after the transaction.

On January 18, 2012, there was a teleconference among Messrs. Hikami, Dalzell, Packer, and Whiton, as well as representatives of ZOLL’s and Asahi Kasei’s respective financial advisors. On the call, Mr. Packer informed Asahi Kasei that if Asahi Kasei entered into a customary confidentiality agreement relating to discussions concerning a potential business combination transaction, the Board would be willing to allow Asahi Kasei to conduct due diligence to gain a better understanding of ZOLL’s value. Mr. Packer stated that the due diligence process was to last no more than four weeks.

On January 19, 2012, at the direction of Asahi Kasei, representatives of UBS sent an initial due diligence request to Brown Brothers Harriman & Co. (“BBH”).

On January 24, 2012, representatives of BBH met with representatives of UBS and discussed generally Asahi Kasei’s diligence process and timing.

On January 25, 2012, Asahi Kasei and ZOLL executed a new confidentiality agreement, which superseded the first confidentiality agreement between the parties, and included, at ZOLL’s request, a broader one-year standstill provision and a two-year non-solicitation of employees provision.

On January 26, 2012, representatives and advisors of Asahi Kasei were given access to ZOLL’s electronic data room and representatives of ZOLL and BBH had a conference call with representatives of Asahi Kasei and its advisors to discuss generally the organization and content of the electronic data room.

On January 30 and 31, 2012, representatives of Asahi Kasei and representatives of ZOLL, together with Asahi Kasei’s and ZOLL’s respective financial advisors, held a meeting at the offices of ZOLL’s legal advisor, Goodwin Procter LLP (“Goodwin Procter”), in Boston, Massachusetts at which ZOLL’s representatives provided an overview of ZOLL’s business and operations. Asahi Kasei and ZOLL also had extensive discussions regarding due diligence matters.

On February 2, 2012, representatives of BBH informed representatives of UBS that an offer in the “mid to high $90s” would likely be viewed favorably by the Board. A representative of UBS responded later that week, at the direction of Asahi Kasei, that, in light of the fact that due diligence activities had just commenced, Asahi Kasei was unable to make a renewed offer at that time.

From February 3 through 22, 2012, representatives and advisors of Asahi Kasei reviewed the information and documentation contained in the electronic data room, and representatives of ZOLL’s management and its advisors conducted a number of in-person and telephonic meetings with representatives of Asahi Kasei and its advisors in connection with Asahi Kasei’s due diligence review of ZOLL. During that time, Asahi Kasei’s representatives and advisors also visited ZOLL’s facilities located in Chelmsford, Massachusetts, Pawtucket, Rhode Island, Pittsburgh, Pennsylvania and Sunnyvale, California.

On February 11, 2012, Goodwin Procter circulated a draft of a proposed merger agreement to Asahi Kasei’s legal advisors, Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”). Among other things, the initial proposed Merger Agreement provided for a one-step merger transaction and the conversion of all outstanding Shares to cash and the full acceleration and cash-out of all Company stock options and restricted shares (as provided by the terms of ZOLL’s equity incentive plans), a 45-day post-signing go-shop period, a three business day matching rights period, a superior proposal being defined as an unsolicited offer for more than 50% of ZOLL’s outstanding Shares or assets on a consolidated basis, a termination fee equal to 2% of the proposed transaction equity value, with a reduced termination fee if a transaction occurred with a party solicited during the go-shop period, and (consistent with Asahi Kasei’s understanding expressed in the November 9, 2011 discussion between the parties) a provision permitting ZOLL to make payments to certain members of senior management (to be subsequently identified) payable on termination of employment after a change in control under existing severance agreements between ZOLL and certain of its senior management whether or not those employees remained employed with ZOLL after any transaction.

On February 15, 2012, representatives of BBH had a teleconference with representatives of UBS regarding the timetable for receipt of a revised proposal from Asahi Kasei regarding a potential transaction with ZOLL. BBH informed UBS that Asahi Kasei’s diligence would have to be completed and a materially increased per Share offer price submitted to the Board prior to its scheduled February 27, 2012 meeting. BBH also informed UBS that a per Share offer price in the range of “$93 to the high $90s” would be viewed favorably. BBH also requested that Asahi Kasei provide a mark-up of the Merger Agreement reflecting Asahi Kasei’s position with respect to various material provisions therein.

On February 15, 2012, representatives of Goodwin Procter and Cleary Gottlieb had a teleconference during which Cleary Gottlieb expressed Asahi Kasei’s desire that a potential transaction between the parties be executed without a post-signing go-shop provision, using a two-step transaction structure with a tender offer followed by a merger.

On February 20, 2012, representatives of BBH had a teleconference with representatives of UBS during which, at the direction of Asahi Kasei, UBS indicated that Asahi Kasei was willing — subject to approval by Asahi Kasei’s board of directors — to increase its offer price to $93.00 per Share, which UBS indicated would be Asahi Kasei’s best and final offer. UBS also informed BBH that Asahi Kasei was opposed to ZOLL conducting a competitive bidding process prior to the execution of a merger agreement or including a go-shop provision in the Merger Agreement and that Asahi Kasei might withdraw its offer if ZOLL insisted on doing so.

Later on February 20, 2012, at ZOLL’s direction, representatives of BBH contacted representatives of UBS and indicated that ZOLL would likely pursue a pre-signing market check process before determining whether to accept Asahi Kasei’s proposal.

On February 22, 2012, representatives of management of Asahi Kasei and ZOLL held a diligence discussion at Goodwin Procter’s office in Menlo Park, California. Representatives of Asahi Kasei’s and ZOLL’s respective financial advisors and Asahi Kasei’s outside compensation advisors also were present at the meeting.

Also at the February 22, 2012 meeting, at ZOLL’s direction, representatives of BBH informed representatives of UBS that, although ZOLL was aware of Asahi Kasei’s desire to retain ZOLL’s senior management, until such time that price and other material terms might be agreed upon between the parties, ZOLL would not discuss any specific compensation matters beyond philosophy and long-term incentive compensation frameworks. Mr. Packer also confirmed to Asahi Kasei that neither he nor Messrs. Whiton or Rennert would, and his expectation was that none of the other members of the senior management team would, require new retention or employment agreements with Asahi Kasei as a condition to continuing in their existing roles following the closing of a potential transaction. BBH also stated that ZOLL would likely pursue a pre-signing market check prior to determining whether to accept Asahi Kasei’s proposal.

On February 23, 2012, the Asahi Kasei board reviewed the results of the due diligence completed to date and approved the making of a new written proposal to ZOLL to acquire all of the outstanding Shares for $93.00 per Share in cash.

On February 24, 2012, Asahi Kasei delivered its written proposal (the “February 24 Proposal”) to ZOLL. The key elements of the February 24 Proposal included, among other things:

•	the proposed price of $93.00 per Share was Asahi Kasei’s best and final proposal;

•	Asahi Kasei would fund the acquisition through cash on hand and additional borrowings, and completion of the acquisition would not be conditioned on Asahi Kasei obtaining financing;

•	Asahi Kasei had completed substantially all of its due diligence other than a limited number of confirmatory diligence matters that could be closed out very shortly;

•

the proposal was approved by Asahi Kasei’s board of directors and that no further corporate approvals were necessary, other than Asahi Kasei’s board of directors’ approval of the final documentation for the transaction;

•	Asahi Kasei’s counsel had separately provided a mark-up of the proposed Merger Agreement;

•	Asahi Kasei’s willingness to proceed was dependent upon reaching satisfactory retention agreements with key Company executives at the appropriate time; and

•	the proposal was non-binding.

On February 24, 2012, Cleary Gottlieb circulated an initial mark-up of the draft Merger Agreement to Goodwin Procter. Among other things, the initial mark-up of the Merger Agreement eliminated ZOLL’s ability to conduct a post-signing “go-shop” process and modified the transaction structure to a cash tender offer with a second step merger and contained other terms, including terms relating to circumstances under which Asahi Kasei would be required, or otherwise have the discretion, to extend the duration of the tender offer, and the conditions to Asahi Kasei’s obligations to consummate the tender offer. This mark-up also contained additional limitations on the right of ZOLL to accept a superior, competing transaction and terminate the Merger Agreement, and increased the amount of the termination fee payable to Asahi Kasei if ZOLL were to accept a superior proposal to 3.5% of the proposed transaction equity value. This markup also made certain modifications to the provision relating to post-closing indemnification and insurance rights of ZOLL’s directors and officers.

Later on February 24, 2012, Asahi Kasei’s advisors were informed by ZOLL’s advisors that the initial mark-up of the Merger Agreement presented certain significant issues and that these issues would need to be addressed before the February 27, 2012 meeting of the ZOLL Board. The significant issues in question included the scope of the representations and warranties (including the definition of “Company Material Adverse Effect”), the scope of the negative covenants relating to the conduct of ZOLL’s business between signing and closing of the transaction, the standard of the parties’ efforts and other obligations with regard to regulatory matters (including required antitrust filings), the conditions to closing of the Offer (including the standard applicable to the “bring down” of ZOLL’s fundamental representations and warranties at closing), ZOLL’s ability to respond to unsolicited inquiries following the announcement of the transaction, the ability of the Board to change its recommendation, the rights of the parties to terminate the Merger Agreement, remedies available to the parties in the event of termination of the Merger Agreement and the amount of, and triggers for payment by ZOLL of, a termination fee.

On February 25, 2012, Cleary Gottlieb circulated a further revised mark-up of the Merger Agreement which attempted to address the concerns expressed by ZOLL’s advisors the previous day.

On February 26 and 27, 2012, representatives of Asahi Kasei’s legal and financial advisors held additional discussions with representatives of ZOLL’s legal and financial advisors regarding certain concerns raised by ZOLL with respect to Asahi Kasei’s mark-up of the Merger Agreement. These issues included the scope of certain representations and warranties (including the definition of “Company Material Adverse Effect”), the standard of the parties’ efforts and other obligations with regard to regulatory matters (including required antitrust filings), the conditions to closing of the Offer (including the standard applicable to the “bring down” of ZOLL’s fundamental representations and warranties at closing), ZOLL’s ability to respond to unsolicited inquiries following the announcement of the transaction, the ability of the Board to change its recommendation, the post-closing indemnification and insurance rights of ZOLL’s officers and directors, the rights of the parties to terminate the Merger Agreement, the remedies available to the parties in the event of termination of the Merger Agreement, and the amount of, and triggers for payment by ZOLL of, a termination fee.

On February 26 and 27, 2012, Messrs. Hikami and Packer also exchanged emails with respect to certain of the material unresolved issues that the negotiating teams were discussing at the time.

Later in evening of February 27, 2012, there was a teleconference among Messrs. Hikami, Dalzell, Yoshida, Packer, Whiton and Grossman. The representatives of ZOLL informed the representatives of Asahi Kasei that at a ZOLL Board meeting earlier that day, the ZOLL Board directed its management and its advisors continue discussions with Asahi Kasei and its advisors.

On February 28, 2012, representatives of BBH advised representatives of UBS that the ZOLL Board had directed BBH to conduct a process in which one or more parties in addition to Asahi Kasei would be invited to review confidential information and submit business combination proposals to ZOLL. BBH also reiterated that until such time that price and other material terms might be agreed upon between the parties, ZOLL would not discuss any management retention arrangements.

On February 29, 2012, Goodwin Procter circulated a revised draft of the Merger Agreement to Cleary Gottlieb.

On March 1, 2012, Goodwin Procter circulated an initial draft of a tender and voting agreement (the “Tender and Voting Agreement”) to Cleary Gottlieb.

On March 1, 2012 there was a teleconference among Messrs. Packer, Hikami and Dalzell, Takahiro Onodera, Asahi Kasei’s HR & Labor Relations Manager, and representatives of Asahi Kasei’s outside compensation advisor. The parties discussed general compensation diligence matters and the range of long-term incentive compensation plans for ZOLL executives and key employees following the closing of a transaction with Asahi Kasei.

From March 2 through March 12, 2012, Asahi Kasei’s and ZOLL’s respective management teams and legal and financial advisors negotiated the Merger Agreement, the Tender and Voting Agreement and various issues via teleconferences and several drafts of the Merger Agreement, the Tender and Voting Agreement and related documents were exchanged between the parties. The parties discussed and negotiated various issues, including the scope of the representations and warranties (including the definition of “Company Material Adverse Effect”), the benefits to be offered to ZOLL employees following the transaction, the scope of the negative covenants relating to the conduct of ZOLL’s business between signing and closing of the transaction, the standard of the parties’ efforts and other obligations with regard to regulatory matters (including required antitrust filings), the post-closing indemnification and insurance rights of ZOLL’s officers and directors, the conditions to closing of the Offer (including the standard applicable to the “bring down” of ZOLL’s fundamental representations and warranties at closing), the circumstances under which Asahi Kasei would be required, or otherwise have the discretion, to extend the duration of the tender offer, ZOLL’s ability to respond to unsolicited inquiries and consider alternative acquisition proposals following the announcement of the transaction, the rights of the parties to terminate the Merger Agreement, the remedies available to the parties in the event of a termination of the Merger Agreement, the amount and conditions of payment by ZOLL of a termination fee, the terms of a customary irrevocable top-up option granted to Merger Sub to purchase from ZOLL the top-up shares, exercisable in certain circumstances after the completion of the tender offer, that when added to the Shares already tendered in the tender offer and accepted for purchase by or owned by Asahi Kasei or its subsidiaries would constitute the number of Shares necessary for Purchaser to be merged into ZOLL without a vote or consent of ZOLL’s shareholders under Massachusetts law, and the terms of the Tender and Voting Agreement.

On March 6, 2012, representatives of BBH informed representatives of UBS that ZOLL’s market check process had not yet been completed. Later on March 6, 2012, representatives of BBH informed representatives of UBS that, in order to best position Asahi Kasei competitively, Asahi Kasei should increase the price of its February 24 Proposal prior to the Board’s meeting the next day.

On March 7, 2012, at the direction of Asahi Kasei, a representative of UBS informed BBH that Asahi Kasei was unwilling to increase its proposal and as such the February 24 Proposal represented Asahi Kasei’s best and final price.

On March 8, 2012, Mr. Hikami corresponded via email with Mr. Whiton in an attempt to resolve the principal remaining material unresolved issues with respect to the Merger Agreement. These issues related to, among other things, details of the exclusions to the definition of “Company Material Adverse Effect,” the scope of certain representations and warranties related to regulatory and intellectual property matters, the materiality standard for the “bring down” of the fundamental representations, certain limitations on the parties’ rights to terminate the Merger Agreement, the indemnification and insurance rights of ZOLL’s officers and directors, availability of remedies to ZOLL, the amount of the termination fee and the effect of the payment thereof on the availability of remedies to Asahi Kasei.

From March 8 through March 11, 2012, the parties continued to negotiate the terms of the Merger Agreement. Later in the afternoon of March 9, 2012, representatives of Cleary Gottlieb contacted representatives of Goodwin Procter to discuss the open terms in the Merger Agreement and presented a proposal for ZOLL’s consideration relating to those terms. Over the course of March 10 and March 11, 2012, the parties continued to negotiate the final remaining unresolved terms in the Merger Agreement.

On March 9, 2012, there was a teleconference with Messrs. Fujiwara, Hikami, Dalzell and Packer to discuss generally the remaining open items and the timetable for resolving them.

On March 9, 2012, there was a teleconference with Messrs. Hikami, Dalzell, Onodera, Packer and representatives of Asahi Kasei’s outside compensation advisors. The purpose of the teleconference was to follow-up on the discussions the same group had on March 1, 2012, including general compensation philosophy and potential frameworks regarding long-term incentive compensation plans for Company executives and key employees following the closing of a transaction with Asahi Kasei.

On March 10, 2012, representatives of BBH again contacted representatives of UBS and, on behalf of ZOLL, sought to elicit a higher proposed purchase price from Asahi Kasei. At the direction of Asahi Kasei, a representative of UBS reiterated that Asahi Kasei was unwilling to increase its proposal and the February 24 Proposal represented Asahi Kasei’s best and final price. Asahi Kasei declined to increase its February 24 Proposal offer price. Shortly after, Mr. Whiton contacted Messrs. Hikami and Dalzell and again discussed the remaining open terms of the Merger Agreement.

On March 11, 2012, ZOLL confirmed to Asahi Kasei that the ZOLL Board had approved ZOLL’s entry into the Merger Agreement.

On March 12, 2012, the Asahi Kasei board of directors met and approved Asahi Kasei’s entry into the Merger Agreement. The boards of directors of Asahi Kasei Holdings US, Inc. and Purchaser each approved entry into the Merger Agreement by written consent.

Before the opening of trading on the NASDAQ Global Select Market on March 12, 2012, ZOLL, Asahi Kasei, Asahi Kasei Holdings US, Inc. and Merger Sub executed the Merger Agreement and the directors and certain executive officers and Asahi Kasei, Asahi Kasei Holdings US, Inc. and Purchaser executed the Tender and Voting Agreement, and, at approximately 3:30 a.m., New York City time, Asahi Kasei and ZOLL issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all of the outstanding Shares at a price of $93.00 per Share in cash. The press release is filed as Exhibit (a)(5)(A) to this Schedule TO, and is hereby incorporated herein by reference.

On March 26, 2012, the Offerors commenced the Offer by filing and mailing to ZOLL’s shareholders this Offer to Purchase and related documents. During the pendency of the Offer, Asahi Kasei, Asahi Kasei Holdings US, Inc. and Purchaser intend to have ongoing contacts with ZOLL and its directors, officers and shareholders.

ZOLL’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed with the SEC by ZOLL and mailed to ZOLL’s shareholders, includes additional information on the background, negotiations and other activities related to potential transactions involving ZOLL. See the section titled “Background of the Offer” in Item 4 of the Schedule 14D-9.

11.	Purpose of the Offer and Plans for ZOLL; Merger Agreement and Other Agreements

Purpose of the Offer and Plans for ZOLL.  The purpose of the Offer and the Merger is for Asahi Kasei, through Purchaser, to acquire control of, and the entire equity interest in, ZOLL. The Offer, as a first step in the acquisition of ZOLL, is intended to facilitate the acquisition of all the Shares. Pursuant to the Merger, we will acquire all of the capital stock of ZOLL not purchased pursuant to the Offer, the top-up option or otherwise. Shareholders of ZOLL who sell their Shares in the Offer will cease to have any equity interest in ZOLL or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering shareholders also will no longer have an equity interest in ZOLL. On the other hand, after selling their Shares in the Offer or the subsequent Merger, shareholders of ZOLL will not bear the risk of any decrease in the value of ZOLL.

Assuming Purchaser purchases at least two-thirds of the issued and outstanding Shares pursuant to the Offer, we are entitled and currently intend to exercise our rights under the Merger Agreement to obtain pro rata representation on, and control of, the ZOLL Board. Following the Merger, the directors of Purchaser will become the directors of ZOLL. See “The Merger Agreement— Directors” below.

In accordance with the Merger Agreement, if we accept for payment and pay for at least two-thirds of the issued and outstanding Shares in the Offer (the time of such acceptance and payment, the “Acceptance Time”), we will acquire the remaining Shares pursuant to the Merger. Under the Merger Agreement, following our acceptance for payment of the Shares in the Offer, we have the option under the top-up option to purchase from ZOLL up to the number of additional Shares sufficient to cause Asahi Kasei and Purchaser to own the number of outstanding shares necessary for Purchaser to be merged into ZOLL without a vote or consent of ZOLL’s shareholders. The availability of the top-up option is subject to certain conditions, and requires that, among other things, at the Acceptance Time or the expiration of a subsequent offering period Purchaser own in the aggregate at least 80% of all of the Shares and that exercise of the top-up option will cause Purchaser to own at least 90% of the outstanding Shares. See “The Merger Agreement—Top-Up Option” below.

Under the Merger Agreement, if Purchaser acquires at least 90% of the total outstanding Shares either in the Offer or through the exercise of the top-up option, Asahi Kasei and Purchaser will act to effect the Merger under the “short-form” merger provisions of Section 11.05 of the MBCA. See “The Merger Agreement—The Merger” below.

We are conducting a detailed review of ZOLL and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. We will continue to evaluate the business and operations of ZOLL during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of ZOLL’s business, operations, capitalization and management with a view of optimizing development of ZOLL’s potential in conjunction with Asahi Kasei’s existing businesses. Possible changes could include changes in ZOLL’s business, corporate structure, charter, by laws, capitalization, board of directors, management and dividend policy, although, except as disclosed in this Offer to Purchase and subject to the Merger Agreement, Asahi Kasei and Purchaser have no current plans with respect to any of such matters.

Except as disclosed in this Offer to Purchase, we do not have any present plans or proposals that would result in an extraordinary corporate transaction involving ZOLL or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in ZOLL’s capitalization, corporate structure, business or composition of its management or board of directors.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO that we have filed with the SEC on March 26, 2012 (the “Schedule TO”) and which is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 8— “Certain Information Concerning ZOLL.” You are encouraged to read the full text of the Merger Agreement because it is the legal document that governs the Merger and certain aspects of the Offer. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any rights or obligations of the parties under the Merger Agreement or any factual disclosures about ZOLL or the transactions contemplated in the Merger Agreement contained in public reports filed by ZOLL or Asahi Kasei with the SEC.

The Offer.  The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions to the Offer described in Section 13—“Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn prior to the Expiration Date.

We are permitted to (without ZOLL’s consent), and shall (a) extend the Offer for one or more periods of time in consecutive increments of up to ten (10) business days per extension (or such longer periods as may be agreed to by Asahi Kasei, Asahi Kasei Holdings US, Inc., Purchaser and ZOLL) if, at the time the Offer is scheduled to expire, any of the conditions to the Offer are not satisfied and have not been waived, until such time as such conditions to the Offer are satisfied and (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer; provided, that (1) if at any such scheduled expiration of the Offer, the Minimum Tender Condition is not satisfied but all other conditions to the Offer are satisfied or waived, then we shall not be required to extend the Offer for more than twenty (20) business days in the aggregate and (2) we shall not be required to extend the Offer beyond August 15, 2012, which may be extended in certain circumstances to November 15, 2012, or the termination of the Merger Agreement.

If fewer than 90% of the Shares are accepted for payment in the Offer, we may elect to, and ZOLL may require us to, provide a subsequent offering period upon expiration of the Offer in accordance with Rule 14d-11 under the Exchange Act. A subsequent offering period would be an additional period of time of at least three (3) business days.

In any event, we are not required to extend the Offer beyond November 15, 2012 or any termination of the Merger Agreement. See Sections 1 and 13—“Terms of the Offer” and “Conditions of the Offer.”

Recommendation.  ZOLL has represented to us in the Merger Agreement that the ZOLL Board (at a meeting duly called and held) has duly and unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (each as described in this Offer to Purchase), are advisable and in the best interests of ZOLL’s shareholders, (ii) authorized and adopted the Merger Agreement and approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, (iii) authorized and approved the grant of the top-up option to Purchaser and the issuance of the top-up shares upon exercise thereof, (iv) determined that the consideration for the top-up shares is adequate, (v) directed that the Merger Agreement be submitted to the shareholders of ZOLL for approval (unless the Merger is consummated as a short-form merger), (vi) consented to the Offer and recommended that the shareholders of ZOLL (A) accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (B) approve the Merger Agreement and the Merger at a special meeting of ZOLL’s shareholders (unless the Merger is consummated as a short-form merger) and (vii) taken all actions necessary so that no Takeover Laws that may purport to be applicable to the transactions contemplated by the Merger Agreement shall apply. “Takeover Laws” means the restrictions on takeover bids, share acquisitions, business combinations or the shareholder vote requirements contained in Chapters 110C, 110D and 110F of the Massachusetts General Laws and any other “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover law or regulation.

In addition, ZOLL has taken all necessary action to (i) render the Shareholder Rights Agreement (as defined in this Offer to Purchase) inapplicable to the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) ensure that in connection with the transactions, (A) neither Asahi Kasei nor Purchaser nor any of their Affiliates or Associates will be deemed to be an Acquiring Person (each as defined in the Shareholder Rights Agreement), (B) that none of a Stock Acquisition Date, Distribution Date, Triggering Event, Section 11(a)(ii) Event or Section 13 Event (each as defined in the Shareholder Rights Agreement) shall occur, in the case of (A) or (B), solely as a result of execution of the Merger Agreement or the Tender and Voting agreement (as discussed below), or consummation of the contemplated transactions and (iii) provide that the Expiration Date shall occur immediately prior to the Effective Time.

Directors.  The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, promptly upon the Acceptance Time and as long as Asahi Kasei directly or indirectly beneficially owns at least two-thirds of the issued and outstanding Shares, Purchaser has the right to designate a number of directors of ZOLL, rounded up to the next whole number, that is equal to the product of (i) the total number of directors on the ZOLL Board and (ii) the percentage that (A) the number of Shares owned by Purchaser or any other subsidiary of Asahi Kasei bears to (B) the total number of Shares outstanding. ZOLL is required to promptly take all necessary action to cause Purchaser’s designees to be so elected or appointed.

ZOLL has also agreed in the Merger Agreement that individuals designated by Purchaser shall, as nearly as practicable, and to the extent permitted by applicable law, constitute at least the same percentage of each committee of the ZOLL Board (and of each board of directors and each committee thereof of each wholly-owned subsidiary of ZOLL) as the percentage of the entire board represented by the individuals designated by Purchaser.

The Merger Agreement further provides that until the Effective Time certain actions of ZOLL may only be authorized by, and will require the authorization of, the directors of ZOLL who were directors on the date of the Merger Agreement and who are not officers of ZOLL or any subsidiary of ZOLL (the “Independent Directors”). In the event Purchaser’s designees are elected or appointed to the ZOLL Board as described above, the Merger Agreement requires that until the Effective Time the ZOLL Board shall have at least two Independent Directors. If the number of Independent Directors is reduced below two for any reason, the remaining Independent Director shall be entitled to designate individuals to fill such vacancies or if no Independent Director remains, the other directors shall be entitled to designate two individuals to fill the vacancies who are not officers, shareholders or affiliates of ZOLL, any subsidiary of ZOLL, Asahi Kasei, Asahi Kasei Holdings US, Inc. or Purchaser.

Upon consummation of the Merger, the directors of Purchaser shall be the initial directors of ZOLL, as the surviving corporation of the Merger.

Top-Up Option.  Pursuant to the terms of the Merger Agreement, ZOLL has granted to Purchaser an irrevocable option (the “top-up option”), for so long as the Merger Agreement has not been terminated, if we acquire less than 90% of the Shares outstanding, to purchase from ZOLL, subject to certain limitations, the number of authorized and not outstanding Shares (the “top-up shares”) equal to the number of additional Shares sufficient to cause Asahi Kasei and Purchaser to own the number of shares necessary for Purchaser to be merged into ZOLL without a vote or consent of ZOLL’s shareholders, or at least 90% of the Shares then outstanding, taking into account those Shares outstanding after the exercise of the top-up option, calculated on a fully diluted basis. The top-up option may be exercised by Purchaser, in whole but not in part, promptly (but in no event later than one business day) after the Acceptance Time or the expiration of a subsequent offering period, if (i) at the Acceptance Time or the expiration of a subsequent offering period Purchaser owns in the aggregate at least 80% of all of the Shares then outstanding and (ii) after giving effect to the exercise of the top-up option, Purchaser would own the number of shares necessary for Purchaser to be merged into ZOLL without a vote or consent of ZOLL’s shareholders (after giving effect to the issuance of the top-up Shares). The obligation of ZOLL to issue Shares upon the exercise of the top-up option is subject to the conditions that (i) no legal restraint or order that has the effect of preventing the exercise of the top-up option or the issuance and delivery of the top-up option Shares in respect of such exercise shall be in effect; (ii) the number of top-up shares would not exceed the number of the authorized and unissued shares of the common stock of ZOLL and (iii) Purchaser irrevocably commits upon acquisition of the top-up shares to effect the short-form merger.

The purchase price for the top-up shares will be paid by Purchaser as follows: (x) the portion of the aggregate purchase price equal to the par value of the top-up shares will be paid in cash and (y) the balance of the remaining aggregate purchase price may be paid, by Purchaser, at its election, (i) in cash or (ii) by executing and delivering to ZOLL a promissory note having a principal amount equal to the balance of the remaining aggregate purchase price, or some combination thereof. Any such promissory note will be full recourse against Asahi Kasei and Purchaser, be due one year from the date the top-up shares are issued, bear interest at a rate of three percent (3%) per annum payable quarterly, may be prepaid without premium or penalty and provide that the unpaid principal and accrued interest thereunder shall immediately become due and payable (a) in the event that Purchaser fails to make any payment of interest as provided therein and such failure continues for a period of 30 days or (b) upon the occurrence of customary bankruptcy or insolvency events with respect to Purchaser.

The Merger.  The Merger Agreement provides that, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into ZOLL, and ZOLL will be the surviving corporation. Asahi Kasei and Purchaser and ZOLL have agreed in the Merger Agreement that, unless Asahi Kasei and Purchaser effect a short-form merger pursuant to Section 11.05 of the MBCA, ZOLL will hold a special meeting of its shareholders as soon as practicable following the expiration of the Offer for the purpose of approving the Merger Agreement. Asahi Kasei and Purchaser have agreed that, at the special meeting, all of the Shares acquired pursuant to the Offer or otherwise owned by Asahi Kasei or any of its direct or indirect subsidiaries will be voted in favor of approving the Merger Agreement and the Merger.

The Merger Agreement further provides that, notwithstanding the foregoing, if following consummation of the Offer, any subsequent offering period, or the exercise of the top-up option, Asahi Kasei and Purchaser (together with any other direct or indirect subsidiaries of Asahi Kasei) hold in the aggregate at least 90% of the outstanding Shares, each of Asahi Kasei, Purchaser and ZOLL will take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer, as a short-form merger pursuant to Section 11.05 of the MBCA without a meeting of the shareholders of ZOLL.

Charter, Bylaws, Directors and Officers.  At the Effective Time, (i) articles of organization of ZOLL will be the articles of organization of ZOLL as the surviving corporation until thereafter amended in accordance with its terms and as provided by applicable law and (ii) the bylaws of ZOLL shall be the bylaws of ZOLL as the surviving corporation until thereafter amended in accordance with its terms and as provided by applicable law. The directors of Purchaser and the officers of ZOLL immediately prior to the Effective Time will be the initial directors and officers of ZOLL as the surviving corporation.

Conversion of Shares.  Each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Asahi Kasei, Purchaser, ZOLL, or any direct or indirect subsidiary of Asahi Kasei or ZOLL or held by shareholders who properly exercise appraisal rights, if any, available under Massachusetts law) will, by virtue of the Merger and without any action on the part of Asahi Kasei, Purchaser, ZOLL or the holder of such Share, be cancelled and converted at the Effective Time into the right to receive from Purchaser the Merger Consideration, payable to such holder upon surrender of the certificate formerly representing such Shares, without interest and less any required withholding taxes. The Offer Price, the Merger Consideration and any other amounts payable under the Merger Agreement shall be adjusted appropriately to reflect any change in the outstanding shares of capital stock of ZOLL, including by reason of the effect of reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of Shares, or any stock dividend or other like change with respect to the Shares occurring prior to the Effective Time. At the Effective Time, each Share owned by Asahi Kasei, Purchaser, ZOLL, or any direct or indirect wholly-owned subsidiary of Asahi Kasei or ZOLL will be automatically canceled, and no payment or distribution will be made with respect to such Shares. At the Effective Time, each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock, par value $0.01 per share, of the surviving corporation and shall constitute the only outstanding shares of capital stock of the surviving corporation. To the extent appraisal rights are available under the MBCA, the Shares of shareholders who properly exercise such appraisal rights, if any, shall not be converted into the right to receive the Merger Consideration, but rather the holders of such Shares shall be entitled to be paid in cash the fair value of their Shares in accordance with, and subject to complying with the requirements of, Part 13 of the MBCA. See Section 15—“Certain Legal Matters—Appraisal Rights.”

Treatment of Equity Awards.  The Merger Agreement provides that the ZOLL Board shall take such actions so that, at the Acceptance Time, and without any action on the part of any holder of any outstanding option, whether vested or unvested, exercisable or unexercisable, each option that is outstanding and unexercised immediately prior thereto shall vest and become fully exercisable. Immediately after the Effective Time, each such option shall terminate and be canceled and each holder of an option will be entitled to receive an amount in cash equal to the product of (i) the excess, if any, of the Offer Price over the exercise price per Share of such option, and (ii) the aggregate number of Shares that were issuable upon exercise or settlement of such option immediately prior to the Effective Time, less any required withholding taxes. If the exercise price per Share of any option equals or exceeds the Offer Price, such amount shall be zero.

The Merger Agreement further provides that the ZOLL Board shall take such actions so that each restricted stock award that is outstanding immediately prior to the Acceptance Time shall without any action on the part of the holder thereof, as of the Acceptance Time, become fully vested and the restrictions with respect thereto shall lapse, and thereafter shall solely represent the right to receive from Purchaser the Merger Consideration at the Effective Time.

Representations and Warranties.  In the Merger Agreement, ZOLL has made customary representations and warranties to Asahi Kasei and Purchaser with respect to, among other matters, organization and qualification, capitalization, authority, the vote of ZOLL’s shareholders required to approve the Merger, the application of the ZOLL shareholder rights agreement, consents and approvals, its compliance with law, subsidiaries, permits, public filings, financial statements, the absence of any Company Material Adverse Effect (as defined below), litigation, employee benefit plans, labor and employment matters, insurance, properties, tax matters, regulatory compliance, information to be included in this Offer to Purchase and any other ancillary documents related to the Offer (collectively, the “Offer Documents”), the Schedule 14D-9 and in any proxy or information statement to be sent to shareholders in connection with the Merger, intellectual property, environmental matters, material contracts, affiliate transactions, anticorruption, the opinion of financial advisor, and brokers’ fees. Each of Asahi

Kasei, Asahi Kasei Holdings US, Inc. and Purchaser has made customary representations and warranties to ZOLL with respect to, among other matters, organization and qualification, authority, capitalization, consents and approvals, litigation, information to be included in the Schedule 14D-9 and the Offer Documents, brokers’ fees and availability of funds.

As defined in the Merger Agreement, and for purposes of the Offer, “Company Material Adverse Effect” means any material adverse effect on (i) the business, condition (financial or otherwise) or results of operations of ZOLL and its subsidiaries, taken as a whole, or (ii) the ability of ZOLL to perform its obligations under the Merger Agreement or to effect the Merger, excluding for the purpose of clause (i) any such adverse effect resulting from or arising out of any of the following:

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(A) the announcement, pendency or consummation of the Offer or the Merger (including any loss of or adverse change in the relationship of ZOLL and its subsidiaries with their respective employees, customers, partners or suppliers related thereto);

•	(B) the identity of Asahi Kasei or any of its affiliates as the acquirer of ZOLL or any facts or circumstances concerning Asahi Kasei or any of its affiliates;

•	(C) general economic, financial market or political conditions;

•	(D) general conditions in the industry in which ZOLL and its subsidiaries operate or in any specific jurisdiction or geographical area in the United States or elsewhere in the world;

•	(E) any changes (after the date hereof) in GAAP or applicable law (or interpretations thereof);

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(F) any adoption, implementation, repeal, modification, reinterpretation or proposal of any law, regulation or policy by, the Food and Drug Administration (“FDA”) or any other governmental authority, or any panel or advisory body empowered or appointed thereby, in each case, after the date hereof;

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(G) the determination by, or the delay of a determination by, any Governmental Authority (other than the FDA), or any panel or advisory body empowered or appointed thereby, in each case, after the date of the Merger Agreement, with respect to the approval or non-approval of any of ZOLL’s or its subsidiaries’ products which have not, as of the date of the Merger Agreement, been approved or cleared by such governmental authority;

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(H) (1) any recall of any medical device by the FDA, other than any recall that has resulted in or would reasonably be expected to result in the incurrence by ZOLL of direct costs (as determined in accordance with GAAP consistently applied) exceeding $7,500,000, in which case the full extent of the effects of such recall shall be taken into account in determining whether or not there has been a Company Material Adverse Effect, and (2) any issuance of a warning letter by the FDA or the receipt of Form 483 observations from the FDA, other than a corporate-wide warning letter from the FDA;

•	(I) the taking of any specific action, or refraining from taking any specific action, in each case at the written direction of Asahi Kasei or as expressly required by the Merger Agreement;

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(J) any claim or proceeding (including any class action or derivative litigation) asserted or commenced by, on behalf of or in the name of, against or otherwise involving ZOLL, the ZOLL Board, any committee thereof and/or any of ZOLL’s directors or officers relating directly or indirectly to the Merger Agreement, the Merger or any related transaction (including any such claim or proceeding based on allegations that ZOLL’s entry into the Merger Agreement or the terms and conditions of the Merger Agreement or any related transaction constituted a breach of the fiduciary duties of any member of the ZOLL Board, any member of the board of directors of any of ZOLL’s subsidiaries or any officer of ZOLL or any of its subsidiaries);

•	(K) any acts of terrorism or war or any weather-related event, fire or natural disaster or any escalation thereof; or

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(L) any failure by ZOLL to meet internal or analysts’ estimates or projections, performance measures, operating statistics or revenue or earnings predictions for any period or a decline in the price or trading volume of the Shares (though the underlying causes of such failure or decline may be taken into account in determining whether a Company Material Adverse Effect has occurred).

In the case of subparagraphs (C), (D) and (E), however, such effect may be taken into account in determining whether or not there has been a Company Material Adverse Effect to the extent such effect has a materially disproportionate adverse effect on ZOLL and its subsidiaries, taken as a whole, as compared to other participants in the industry in which ZOLL and its subsidiaries operate, in which case the entire incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Company Material Adverse Effect

The Merger Agreement and this summary of the representations and warranties contained in the Merger Agreement are not intended to be, and should not be relied upon as, disclosures regarding and facts and circumstances relating to ZOLL or Asahi Kasei. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. The representations and warranties also may not be accurate or complete as of any specified date and may be subject to a contractual standard of materiality different from those generally applicable to shareholders.

Covenants.  The parties have agreed to a number of customary covenants in the Merger Agreement, including among others the covenants described below.

Conduct of Business.  The Merger Agreement obligates ZOLL and its wholly-owned subsidiaries, from the date of the Merger Agreement until the earlier of the Effective Time and the time at which Purchaser’s designees constitute a majority of the ZOLL Board (the “Control Time”), to conduct their operations according to their ordinary course of business consistent with past practices, and to use commercially reasonable efforts to preserve intact their business organizations and material assets, keep available the services of its officers and employees who are integral to the operation of their businesses as presently conducted, maintain in effect all of its governmental authorizations, and maintain satisfactory relationships with customers, lenders, suppliers, licensors, licensees, distributors and others having material business relationships with ZOLL. The Merger Agreement also contains specific restrictive covenants as to certain activities of ZOLL prior to the Control Time, which provide that ZOLL will not take certain actions, except (i) as specified in the Company Disclosure Schedule (as defined in the Merger Agreement), (ii) with the prior written approval of Asahi Kasei (not to be unreasonably withheld, conditioned or delayed), (iii) as required by law or NASDAQ rule or (iv) as permitted or contemplated by the Merger Agreement, including, among other things and subject to certain exceptions and materiality thresholds, acquiring or selling material assets or entering into, terminating, canceling or materially modifying certain commitments, transactions or other agreements material to ZOLL’s business, making acquisitions, entering into joint ventures, restructuring, reclassifying or other reorganizing ZOLL or its subsidiaries, amending ZOLL’s articles of organization or bylaws, declaring or paying any dividends, reclassifying or redeeming its securities, issuing or selling its securities, incurring any indebtedness or making any loans, forgiving loans to any employee, entering into or amending any employment, severance or similar agreements, amending, modifying, terminating or funding any employee benefits plans other than as required under applicable law, increasing compensation to non-officer employees by more than $500,000 in the aggregate, entering into any collective bargaining agreement, making any changes in tax elections or accounting methods, paying or discharging liabilities, entering into any new licenses other than non-exclusive licenses made in the ordinary course, entering into non-competition agreements or agreeing to take any of the foregoing actions.

No Solicitation.  In the Merger Agreement, ZOLL has agreed not to, and to cause its subsidiaries, officers, directors and employees not to, and to not authorize or knowingly permit any of its representatives and agents to, directly or indirectly, until the Effective Time (or the earlier termination of the Merger Agreement): (a) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an Acquisition Proposal (as defined below), (b) knowingly engage in, continue or otherwise participate in any discussions or negotiations with any third party regarding, or furnish to any third party information or provide to any third party access to the businesses, properties, assets or personnel of ZOLL or any of its Subsidiaries in connection with or for the purpose of encouraging or facilitating, an Acquisition Proposal or enter into any letter of intent, agreement, contract, commitment or agreement in principle with respect to an Acquisition Proposal or enter into any agreement, contract or commitment requiring ZOLL to abandon, terminate or fail to consummate the transactions, (c) release any third party from any confidentiality agreement entered into in connection with any Acquisition Proposal or potential Acquisition Proposal or any standstill agreement or standstill provision to which ZOLL is a party, (d) fail to reasonably enforce or grant any material waiver, request or consent to any Acquisition Proposal under any such confidentiality or standstill agreement, (e) amend or grant any waiver or release or make any determination under or approve any transaction or redeem any preferred stock purchase rights under ZOLL’s Shareholder Rights Agreement or take any action under that agreement to facilitate an Acquisition Proposal, (f) approve any transaction under, or any person becoming an “interested shareholder” under, Chapter 110F of the Massachusetts General Laws or (g) consent to any take-over bid under Chapter 110C of the Massachusetts General Laws, in each case except in connection with the transactions contemplated by the Merger Agreement. ZOLL further agreed to terminate any existing solicitation, encouragement, discussion or negotiation with respect to any Acquisition Proposal conducted by it, its subsidiaries or their respective representatives prior to the date of the Merger Agreement and to instruct the return or destruction of all information provided by or on behalf of ZOLL to any person who executed a confidentiality agreement relating to an Acquisition Proposal prior to the date of the Merger Agreement.

Notwithstanding the foregoing, if, prior to the Acceptance Time, in response to an Acquisition Proposal from a third party that does not violate the Merger Agreement and that the ZOLL Board determines in good faith (after consultation with its financial advisor and outside legal counsel) is, or could reasonably be expected to lead to, a Superior Proposal (as defined below) and that the failure to take such action would be inconsistent with the fiduciary duties of the ZOLL Board under applicable law, ZOLL and its representatives may (i) furnish information with respect to ZOLL to the person making such Acquisition Proposal and its representatives pursuant to a confidentiality agreement containing terms no less favorable in the aggregate to ZOLL than the terms of the Confidentiality Agreement (as defined below) (except for an additional provision that expressly permits ZOLL to comply with the provisions of Section 6.03 of the Merger Agreement), or in the case of a third party with an existing confidentiality agreement, provided that such agreement shall be deemed sufficient; provided, further that a copy of all such information is delivered substantially concurrently to Asahi Kasei to the extent it has not previously been so furnished to Asahi Kasei and (ii) engage in such negotiations or discussions with the third party that made such Acquisition Proposal as the ZOLL Board shall determine (including solicitation of a revised Acquisition Proposal from such third party). ZOLL shall give Asahi Kasei oral and written notice (which notice shall contain the identity of the person making such Acquisition Proposal, a copy of the Acquisition Proposal if it is in writing or otherwise a description of the material terms and conditions thereof and a statement that ZOLL intends to furnish non-public information to, or enter into discussions or negotiations with, such person making such Acquisition Proposal) prior to taking the actions in clause (i) or (ii) above, and in any event shall provide forty-eight hours notice of a meeting of the ZOLL Board at which the ZOLL Board is reasonably expected to consider such Acquisition Proposal.

The Merger Agreement provides that, except as described below, ZOLL may not (i) fail to make, withdraw, modify or amend (or propose publicly to withhold, withdraw, modify or amend) in any manner adverse to Asahi Kasei or Purchaser (including pursuant to the Schedule 14D-9 or the Proxy Statement or any amendment thereto) the Board Recommendation, (ii) adopt or recommend (or propose publicly to adopt or recommend) an Acquisition Proposal or Superior Proposal, (iii) fail to recommend against acceptance of any tender offer or exchange offer other than the Offer for the Shares within ten business days after commencement of such offer, (iv) approve or recommend, or publicly propose to approve or recommend, or cause or permit

ZOLL or any of its subsidiaries to execute or enter into any agreement (other than an acceptable confidentiality agreement, as discussed above), arrangement or understanding, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement with respect to an Acquisition Proposal or (v) resolve or publicly propose to take any action described in the foregoing clauses (i) through (iv) (any of the foregoing in clauses (i) through (v), a “Adverse Recommendation Change”)

Notwithstanding the provisions described in the immediately preceding paragraph, at any time prior to the Acceptance Time, if the ZOLL Board (or the applicable committee thereof) has received an Acquisition Proposal (that has not been withdrawn) that constitutes a Superior Proposal and such Acquisition Proposal shall not have resulted from a breach of the Merger Agreement, the ZOLL Board (or the applicable committee thereof) may not (i) make an Adverse Recommendation Change, and/or (ii) to the extent permitted under the Merger Agreement, cause ZOLL to terminate the Merger Agreement to authorize and allow ZOLL substantially concurrently to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal, in either case unless

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(A) the ZOLL Board (or the applicable committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such action would be inconsistent with the fiduciary duties of the ZOLL Board to ZOLL’s shareholders under applicable law;

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(B) prior to the ZOLL Board taking any such action, ZOLL shall have (x) provided to Asahi Kasei a written notice, which notice shall (1) state that ZOLL has received an Acquisition Proposal, which ZOLL has determined is a Superior Proposal and that ZOLL intends to take such action and (2) include the identity of the person making such Superior Proposal, the most current written draft agreement relating to the transaction that constitutes such Superior Proposal and all related transaction agreements to which ZOLL would be a party, and (y) given such notice to Asahi Kasei at least four (4) business days prior to taking any such action (it being understood that any material amendment to the terms of such Superior Proposal shall require a new notice and a new two (2) business day period) and given Asahi Kasei during such four (4) business day period the opportunity to meet or negotiate with the ZOLL Board and its outside legal counsel (and, if Asahi Kasei has so requested, shall have met and negotiated with Asahi Kasei in good faith) with respect to any modification of the terms and conditions of the Merger Agreement proposed by Asahi Kasei that, if made, would obviate the need for ZOLL to take the actions specified in clauses (i) or (ii) above; and

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(C) Asahi Kasei shall not have made, within four (4) business days after receipt of such notice, a proposal to amend the terms contemplated by the Merger Agreement that the ZOLL Board determines in good faith (after consultation with its financial advisor and outside legal counsel) is at least as favorable to ZOLL’s shareholders as such Superior Proposal.

The ZOLL Board may make an Adverse Recommendation Change at any time prior to the Acceptance Time in the absence of an Acquisition Proposal if a material event or change in circumstances has occurred after March 12, 2012 and the ZOLL Board (or the applicable committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such action would be inconsistent with the fiduciary duties of the ZOLL Board to the ZOLL shareholders under applicable law, but such Adverse Recommendation Change may not be made unless ZOLL follows notice and waiting periods similar to those applicable to a Superior Proposal.

Notwithstanding the foregoing, nothing contained in the Merger Agreement shall prohibit ZOLL or the ZOLL Board from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the ZOLL’s shareholders if, in the good faith judgment of the ZOLL Board or any committee thereof, after consultation with outside legal counsel, the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable law or any disclosure requirements under applicable law, provided that compliance with such rules and applicable law will not in any way modify the effect that any such action has if such disclosure constitutes an Adverse Recommendation Change and shall not limit any of Asahi Kasei’s rights under the termination and termination fee provisions (each as discussed below) in respect of any such position taken or disclosure made.

Under the Merger Agreement: “Acquisition Proposal” means any inquiry (in writing or otherwise), offer, proposal or indication of interest from any third party relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any third party, directly or indirectly, of 20% or more of any class of outstanding voting or equity securities of ZOLL or any of its subsidiaries, or any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any third party beneficially owning 20% or more of any class of outstanding voting or equity securities of ZOLL or any of its subsidiaries, (ii) any merger, amalgamation, consolidation, share exchange, business combination, joint venture or other similar transaction involving ZOLL or any of its subsidiaries, the business of which constitutes 20% or more of the net revenues, net income or assets of ZOLL and its subsidiaries, taken as a whole, or (iii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of ZOLL or any of its subsidiaries, the business of which constitutes 20% or more of the net revenues, net income or assets of ZOLL and its subsidiaries, taken as a whole; and

“Superior Proposal” means any bona fide written Acquisition Proposal that (i) is not subject to any financing condition and (ii) the ZOLL Board or any committee thereof determines in good faith (after consultation with its financial advisor and outside legal counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the Acquisition Proposal and the third party making the Acquisition Proposal, including the form of consideration, financing terms (and certainty of financing) thereof and the likelihood of consummation, if consummated would result in a transaction that is more favorable to ZOLL’s shareholders than the Offer and the Merger (taking into account (1) any adjustment to the terms and conditions proposed by Asahi Kasei in an offer that is (x) in writing in response to such Acquisition Proposal pursuant to the Merger Agreement or otherwise and (y) not revocable during the time period that ZOLL cannot accept the Acquisition Proposal under the terms of the Merger Agreement, and (2) any termination fees)); provided, however, that, for purposes of this definition, references in the term “Acquisition Proposal” to “20% or more” shall be deemed to be references to “more than 75%.”

Employee Matters. In the Merger Agreement, Asahi Kasei has agreed with ZOLL that for a period of no less than 12 months immediately following the Acceptance Time, Asahi Kasei will cause the surviving corporation to provide individuals employed by ZOLL immediately following the Control Time (“Continuing Employees”), considered in the aggregate, with base salary, annual bonus opportunity and employee benefits (excluding any equity or equity-based plan, program or arrangement) in the aggregate no less favorable than those benefits provided by ZOLL and its subsidiaries to such employees as of the date of the Merger Agreement.

Services rendered by Continuing Employees to ZOLL prior to the Acceptance Time will be taken into account by the employee benefit plans of Purchaser and its subsidiaries in which such Continuing Employee is or becomes eligible to participate in the same manner as such services were taken into account by ZOLL, for benefit level, vesting and eligibility purposes (but not for benefit accruals or participation eligibility under any defined benefit pension plan or plan providing post-retirement medical or similar benefits), under such employee benefit plans.

The Merger Agreement further provides that the foregoing obligations shall not prevent the amendment or termination of any employee benefit plan in accordance with its terms or if required by applicable law or limit the right of Purchaser, the surviving corporation or any of their subsidiaries to terminate the employment of any Continuing Employee or Continuing Employees, and that the applicable provisions of the Merger Agreement are not intended to create any third-party beneficiary rights in any present or former employee, service provider, or any such person’s alternative payees, dependents or beneficiaries, whether in respect of continued employment or resumed employment, compensation, benefits, terms of employment, or otherwise.

The Merger Agreement also provides that ZOLL shall be entitled to terminate certain change in control agreements that it has previously entered into with certain executives of ZOLL immediately before the Acceptance Time and Purchaser will pay the severance that would be due under each such agreement to each such employee upon the Acceptance Time, whether or not such employee remains a Continuing Employee after the Acceptance Time.

Indemnification and Insurance. In the Merger Agreement, Asahi Kasei and Purchaser have agreed that all rights of indemnification currently existing in favor of any present and former directors, officers of ZOLL or any subsidiary of ZOLL, or any employee of ZOLL or any subsidiary of ZOLL or who acts as a fiduciary under any of ZOLL’s employee benefit plans, as provided in ZOLL’s articles of organization or bylaws or pursuant to any other agreement in effect as of March 12, 2012, shall survive the Merger and shall remain in full force and effect, and the surviving corporation shall honor and fulfill in all respects such rights to indemnification to the extent permitted by applicable law. In addition, Asahi Kasei has agreed to indemnify, to the fullest extent that ZOLL is permitted under applicable law in effect on March 12, 2012, such persons with respect to all claims and liabilities and expenses in connection with a proceeding arising out of (i) the fact that the person was a director or officer of ZOLL or a subsidiary or (ii) acts or omissions by such person in their capacity as a director, officer, employee or agent of ZOLL or a subsidiary or taken at the request of ZOLL or a subsidiary (including in connection with serving at the request of ZOLL or such subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under (i) or (ii), at, or at any time prior to the time when Asahi Kasei has directors appointed to the ZOLL Board.

The Merger Agreement further provides that ZOLL shall maintain its officers’ and directors’ liability insurance policies, in effect on the date of the Merger Agreement (the “D&O Insurance”), for a period of not less than six years after the Control Time, but only to the extent related to actions or omissions prior to the Control Time. ZOLL may cause coverage to be extended by obtaining a six-year “tail” prepaid policy on the D&O Insurance to satisfy this insurance obligation at a cost per year covered for such tail policy not to exceed 300% of the current annual premium for ZOLL’s directors’ and officers’ liability insurance policies. Under the terms of the Merger Agreement, such insurance coverage is required to be maintained only to the extent that the coverage can be maintained at an aggregate cost of not greater than 300% of the current annual premium for ZOLL’s directors’ and officers’ liability insurance policies.

Prior to entry into the Merger Agreement, Asahi Kasei confirmed to ZOLL’s counsel that in the event there is a period between the Acceptance Time and the Effective Time such that there are Independent Directors on the board of directors of ZOLL, then during such period ZOLL will either maintain customary directors’ and officers’ insurance covering the Independent Directors or will provide for the Independent Directors to be covered by a directors’ and officers’ insurance policy arranged by Asahi Kasei.

Reasonable Best Efforts. The Merger Agreement provides that, subject to its terms and conditions, each of ZOLL, Purchaser and Asahi Kasei will use its reasonable best efforts to take, or cause to be taken, such action and to do, or cause to be done, such things necessary, proper or advisable under applicable laws and regulations to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including (i) obtaining all consents, approvals, authorizations and actions or nonactions required for or in connection with the consummation by the parties of the Offer, the Merger and the other transactions, (ii) the taking of such steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, a governmental authority, (iii) the obtaining of all necessary consents from third parties and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions and to fully carry out the purposes of the Merger Agreement.

Pursuant to the Merger Agreement, ZOLL, Purchaser and Asahi Kasei have agreed to supply any additional information that reasonably may be required or requested by the Federal Trade Commission (“FTC”), the Department of Justice (“DOJ”), or the governmental authorities of any other applicable jurisdiction in which a filing is made under any other Antitrust Laws (as defined in the Merger Agreement), and to use their reasonable best efforts to cause the waiting periods under the HSR Act and the Federal Cartel Office of the Federal Republic of Germany, in each case with regard to the Offer, to terminate or expire as soon as practicable. ZOLL, Purchaser and Asahi Kasei have also agreed to (i) promptly inform each other of any communication from any governmental authority, and (ii) to the extent practicable, if permitted or not objected to by the relevant governmental authority, permit the other party to participate in any meeting, telephone conversation or other similar communication on substance that such party has with a governmental authority regarding Antitrust Laws.

Takeover Laws. If any “control share acquisition,” “business combination,” “fair price,” “moratorium” or other anti-takeover law becomes or is deemed to be applicable to ZOLL, Asahi Kasei, Purchaser, the Merger, the Offer or any other transaction contemplated by the Merger Agreement, then each of ZOLL, Asahi Kasei, Purchaser and their respective boards of directors have agreed to grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover laws inapplicable to ZOLL, Asahi Kasei, Purchaser, the Merger, the Offer and the other transactions contemplated by the Merger Agreement, as the case may be.

Notification of Certain Matters. ZOLL has agreed to give prompt notice to Asahi Kasei, and Asahi Kasei has agreed to give prompt notice to ZOLL of (a) any notice alleging that a third party consent is required in connection with the transactions, (b) any shareholder litigation or (c) upon obtaining knowledge of the occurrence or non-occurrence of any event which is reasonably likely to result in the failure of such party to comply with or satisfy any condition of the Offer.

Approval of Compensation Actions. ZOLL has represented in the Merger Agreement that, as of the date of the Merger Agreement, it has taken all action necessary to approve any Compensation Arrangements (as defined in the Merger Agreement) in effect as of such date as contemplated by Rule 14d-10 under the Exchange Act for purposes of satisfying the requirements of the non-exclusive safe harbor set forth in paragraph (d) of such Rule. In addition, the Merger Agreement provides that, prior to the Acceptance Time, ZOLL shall take any action necessary to ensure that any additional Compensation Arrangements entered into after the date of the Merger Agreement have been approved as contemplated by Rule 14d-10 under the Exchange Act for purposes of satisfying the requirements of the non-exclusive safe harbor set forth in paragraph (d) of such Rule.

Conditions to Consummation of the Merger. Pursuant to the Merger Agreement, our and ZOLL’s obligations to consummate the Merger are subject to the satisfaction or waiver, where permissible under the Merger Agreement and applicable law, at or prior to the Effective Time, of the following conditions: (a) unless the Merger is consummated as a short-form merger, the Merger Agreement shall have been approved by the affirmative vote of the holders of at least two-thirds of the issued and outstanding Shares, (b) no order, injunction, judgment, decree, writ, ruling or other similar requirement issued by a court of competent jurisdiction or any statute, law, ordinance, rule or regulation or other legal restraint or prohibition shall be in effect that would make the Merger illegal or otherwise prevent the consummation thereof provided that the party seeking to assert this condition shall have used those efforts required under the Merger Agreement to resist, lift or resolve such judgment, ruling, order, writ, injunction or decree, statute, law, ordinance, rule or regulation or other legal restraint or prohibition, and (c) the Acceptance Time shall have occurred.

Termination. The Merger Agreement provides that it may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Effective Time, whether before or after the Merger Agreement has been approved by the ZOLL shareholders:

(a) by mutual written consent of Asahi Kasei and ZOLL;

(b) by either Asahi Kasei or ZOLL, if (i) Purchaser has not accepted for payment the Shares tendered pursuant to the Offer by August 15, 2012 (subject to possible extension to not later than November 15, 2012), or (ii) the Offer expires or is terminated or withdrawn pursuant to its terms and the terms of the Merger Agreement without any Shares being purchased. However, termination as described in this subparagraph (b) shall not be available to any party whose material breach of any provision of this Agreement has been the cause of, or resulted in, the event specified in this clause;

(c) by either Asahi Kasei or ZOLL, if any judgment issued or law enacted by a governmental authority of competent jurisdiction that permanently prohibits or makes the Merger or the Offer illegal is in effect and has become final and non-appealable; provided that termination as described in this subparagraph (c) shall not be available to any party unless such party shall have used its reasonable best efforts to lift or avoid any such judgment, law or other legal restraint or prohibition;

(d) by Asahi Kasei prior to the Acceptance Time, (i) if the ZOLL Board or any committee thereof has effected an Adverse Recommendation Change, (ii) in the event (A) of a material breach of any covenant or agreement on the part of ZOLL set forth in the Merger Agreement or (B) that any representation or warranty of ZOLL set forth in the Merger Agreement shall have been inaccurate when made or shall have become inaccurate, in either case, such that the conditions of the Offer described below in clauses (iii)(C) and (iii)(D) in Section 13—“Conditions of the Offer” (relating to breaches of representations and warranties or failure to perform covenants) would not be satisfied as of the time of such breach or as of the time when such representation or warranty became inaccurate; provided that (x) such breach or failure is incapable of being cured or has not been cured by ZOLL within 30 calendar days after written notice has been given by Asahi Kasei of such breach or failure to perform and (y) at the time of the delivery of such written notice, none of Asahi Kasei, Asahi Kasei Holdings US, Inc. or Purchaser shall be in breach of its obligations under the Merger Agreement such that ZOLL would be entitled to terminate the Merger Agreement; or

(e) by ZOLL, if (i) prior to the Acceptance Time, the ZOLL Board authorizes ZOLL, in compliance with the Merger Agreement to enter into a binding definitive agreement in respect of a Superior Proposal of a third party, provided that prior to or simultaneously with such termination ZOLL pays to Asahi Kasei by wire transfer in immediately available funds the Termination Fee (as described below) and substantially concurrently enters into such binding definitive agreement; (ii) Asahi Kasei or Purchaser has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform, (A) in the case of representations or warranties, has had or would reasonably be expected to have a material adverse effect on the ability of Asahi Kasei or Purchaser to perform its obligations under the Merger Agreement or consummate the Offer and related transactions, (B) is incapable of being cured or has not been cured by Asahi Kasei within 30 calendar days after written notice has been given by ZOLL of such breach or failure to perform and (C) at the time of the delivery of such written notice, none of Asahi Kasei, Asahi Kasei Holdings US, Inc. or Purchaser shall be in breach of its obligations under the Merger Agreement such that ZOLL would be entitled to terminate the Merger Agreement or (iii) Purchaser fails to commence the Offer as provided in the Merger Agreement, provided that ZOLL may not terminate the Merger Agreement pursuant to this provision if the failure to commence the Offer resulted from a breach by ZOLL.

In the event that the Merger Agreement is terminated, Purchaser shall promptly, irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser, or the Merger Agreement is terminated prior to the purchase of Shares in the Offer, Purchaser shall promptly return, and shall cause the Depositary, acting on behalf of Purchaser to return, all tendered Shares to the registered holders thereof.

Fees and Expenses. Except as described below with respect to the Termination Fee, each party will bear its own expenses in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer, other than the payment of any applicable filing fee in connection with the HSR Act or other applicable antitrust laws, which will be paid by us.

As described in greater detail below, in the event that the Merger Agreement is terminated under certain circumstances described under “Termination” above, ZOLL has agreed to pay Asahi Kasei a termination fee of

$64,000,000 (the “Termination Fee”). ZOLL has agreed to pay to us the Termination Fee if the Merger Agreement is terminated (w) under the circumstances described above in subparagraph (d)(i) or (e)(i) under “Termination,” and (x) under the circumstances described above in subparagraph (b) and subparagraph (d)(ii) under “Termination” if (1) at any time on or after the date of the Merger Agreement and prior to such termination an Acquisition Proposal shall have been made to the ZOLL Board or publicly announced and in each case not irrevocably withdrawn prior to such termination and (2) within twelve months after the date of such termination, ZOLL enters into a contract with respect to any transaction specified in the definition of “Acquisition Proposal” as defined under “No Solicitation” above or any such transaction is consummated by ZOLL (except that references in such definition to 20% shall be replaced by 50%).

Amendment. The Merger Agreement may be amended by the parties, by an instrument in writing signed on behalf of each of the parties, at any time (subject, in the case of ZOLL, to an amendment requiring the approval of the Independent Directors as described under “Directors” above) before or after approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by our board of directors or the ZOLL Board, but no amendment may be made for which the MBCA requires the further approval of the ZOLL shareholders without such further approval.

Waiver. Any provision of the Merger Agreement may be waived by the board of directors or shareholders of any party to the Merger Agreement (subject, in the case of ZOLL, to certain actions requiring the approval of the Independent Directors, as described under “Directors” above) or, prior to the Effective Time, any failure of any of the parties to comply with any obligation, covenant, agreement or condition contained in the Merger Agreement may be waived by any of the parties entitled to the benefit thereof, in each case only by a written instrument signed by each such party against whom such waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Other Agreements

Confidentiality Agreement. Prior to entering into the Merger Agreement, ZOLL and Asahi Kasei entered into a mutual confidentiality agreement, effective as of January 25, 2012 (the “Confidentiality Agreement”), which superseded the previous confidentiality agreement between ZOLL and Asahi Kasei, dated as of October 6, 2011. As a condition to being furnished confidential information of the other party, in the Confidentiality Agreement each of Asahi Kasei and ZOLL agreed, among other things, to keep such confidential information confidential and to use it only for specified purposes. The Confidentiality Agreement also contained a customary “standstill” provision that does not apply to the Offer, the Merger or the other transactions contemplated by the Merger Agreement. In addition, the Confidentiality Agreement contains a non-solicitation provision, prohibiting Asahi Kasei from soliciting for employment any officer of ZOLL or any of its subsidiaries or any employee of ZOLL or its subsidiaries with whom Asahi Kasei had contact with or was discussed in connection with Asahi Kasei’s investigation of the confidential information made available by ZOLL. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

Distribution Agreement. ZOLL and ADMIS, Inc. (“ADMIS”), a 98.44% owned subsidiary of Asahi Kasei, entered into an exclusive distributorship agreement, in July 2011 pursuant to which ADMIS has the exclusive right to import, market and distribute ZOLL’s AED Plus automated external defibrillator in Japan. ADMIS expects to purchase $2.3 million of AED Plus units and accessories during 2012 under this agreement.

Tender and Voting Agreement. In order to induce Asahi Kasei, Asahi Kasei Holdings US, Inc. and Purchaser to enter into the Merger Agreement, each director and certain executive officers of ZOLL entered into a tender and voting agreement (the “Tender and Voting Agreement”) with Asahi Kasei, Asahi Kasei Holdings US, Inc. and Purchaser concurrent with the execution and delivery of the Merger Agreement on March 12, 2012. Shares held by these directors and officers that are eligible to be tendered into the Offer represent, in the aggregate, approximately 0.4% of Shares outstanding on the date of the Merger Agreement. Subject to the terms and conditions of the Tender and Voting Agreement, such shareholders agreed, among other things, (i) to tender their Shares in the Offer no later than ten business days following the commencement of the Offer, (ii) if required, to vote their Shares in favor of approval of the Merger Agreement and the Merger, (iii) to not transfer their Shares (subject to certain exceptions) and (iv) to not exercise any appraisal rights which might be available pursuant to the MBCA. The Tender and Voting Agreement will terminate upon the earlier of (a) the termination of the Merger Agreement, (b) the Effective Time, (c) upon reduction of the Offer Price or (d) upon mutual written agreement of the parties. The foregoing summary is qualified in its entirety by reference to the text of the Tender and Voting Agreement which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

Effects of Inability to Consummate the Merger. If, following the consummation of the Offer, the Merger is not consummated for any reason (see above—“The Merger Agreement—Conditions to Consummation of the Merger”), Asahi Kasei, which owns 100% of the common stock of Purchaser, will indirectly control the Shares acquired by Purchaser pursuant to the Offer, as well as any other Shares held by Asahi Kasei or its subsidiaries. Under the Merger Agreement, promptly following payment by Purchaser for Shares purchased pursuant to the Offer, and from time to time thereafter, subject to Section 14(f) of the Exchange Act and applicable NASDAQ rules and regulations regarding director independence, ZOLL has agreed to take all actions necessary to cause a pro rata portion (based on the percentage of outstanding Shares acquired by Purchaser) of the directors of ZOLL to consist of persons designated by Purchaser (see above—“The Merger Agreement—Directors”). As a result of its ownership of such Shares and right to designate nominees for election to the ZOLL Board, Asahi Kasei indirectly will be able to influence decisions of the ZOLL Board and the decisions of Purchaser as a shareholder of ZOLL. This concentration of influence in one shareholder may adversely affect the market value of the Shares.

If we control a majority of the outstanding Shares following the consummation of the Offer but the Merger is not consummated, shareholders of ZOLL, other than those affiliated with Asahi Kasei, will lack sufficient voting power to elect directors or to cause other actions to be taken which require majority approval.

12.    Source and Amount of Funds

Asahi Kasei, the ultimate parent company of Purchaser, will provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger. We estimate that the total amount of funds necessary to purchase all outstanding Shares and other equity-based interests of ZOLL pursuant to the Offer and the Merger will be approximately $2.21 billion. We expect to fund these payments with funds provided by Asahi Kasei to Purchaser, either as a capital contribution or as an intercompany loan. (The terms of any such intercompany loan have not yet been determined.)

Asahi Kasei plans to fund Purchaser’s payments described above through debt financing. Funding of the debt financing is subject to the satisfaction of the conditions set forth in the commitment letter under which the debt financing will be provided. The documentation governing the debt financing has not been finalized and, accordingly, the terms of the debt financing may differ from those described in this document.

The following summary of the debt financing arrangements in connection with the Offer and the Merger is qualified in its entirety by reference to the commitment letter described below, a copy of which is filed as Exhibit (b)(1) to the Schedule TO and is incorporated by reference herein. Shareholders are urged to read the commitment letter for a more complete description of the provisions summarized below.

Asahi Kasei has received a debt commitment letter, dated as of March 12, 2012 from UBS AG, Tokyo Branch, pursuant to which, subject to the conditions set forth therein, UBS AG, Tokyo Branch has committed to provide (i) an A term loan facility in the aggregate amount of $500,000,000 and (ii) a B term loan facility in the aggregate amount of JPY equivalent of $1,723,000,000, each of which would be available to finance all or a portion of the Offer and the Merger and pay related fees and expenses incurred in connection therewith. The credit facilities are unsecured and are not supported by guarantees.

UBS AG, Tokyo Branch has committed to provide the full amount of the loans under the credit facilities and has indicated its intention to, in consultation with Asahi Kasei, form a syndicate of banks that would become lenders thereunder.

The commitment of UBS AG, Tokyo Branch under the commitment letter will expire upon the earlier of (i) the execution and delivery of the facilities agreement and (ii) 5:00 p.m. (Tokyo time) on May 6, 2012 if signing of the facilities agreement has not occurred on or prior to such date.

The credit facilities will be available in up to two drawdowns. The initial drawdown will be made on or after the date of the consummation of the Offer and the second drawdown will be made on or before the three-month anniversary of the initial drawdown. The A term loan facility and the B term loan facility will be borrowed on a pro rata basis.

Each credit facility will mature six months after the first drawdown. Borrowings under the A term loan facility will bear interest at the USD LIBOR for one month plus 0.20%. Borrowings under the B term loan facility will bear interest at the JPY TIBOR for one month plus 0.05%. Asahi Kasei will pay a commitment fee on the undrawn portion of each lender’s total commitment equal to (i) 0.05% per annum for the A term loan facility and (ii) 0.025% per annum for the B term loan facility.

The credit facilities will include affirmative, financial and negative covenants usual for this type of transaction, including, among others, maintenance of Asahi Kasei’s status of the listed company to the first section of the Tokyo Stock Exchange and restrictions on the amendment, modification or waiver of any terms of the Merger Agreement or the Offer Documents in a way that would be materially adverse to the lenders’ interests.

The funding of the first drawdown is subject to the following conditions, among others:

•

the conditions to Purchaser’s obligation to purchase Shares of ZOLL pursuant to the Merger Agreement shall have been satisfied in all material respects without giving effect to any amendment, modification or waiver thereof which is materially adverse to the lenders without their prior consent;

•

Purchaser shall have accepted for purchase Shares of ZOLL pursuant to the Offer in accordance with the Merger Agreement representing at least two-thirds (66 2/3%) of the Shares of ZOLL on a fully diluted basis, as determined in accordance with the Merger Agreement;

•

the terms of the Merger Agreement shall not have been amended, modified or waived without the lenders’ consent, in each case other than any amendments, modifications or waivers that are not materially adverse to the lenders;

•	no default or event of default shall have occurred and be continuing or would occur as a result of the drawdown; and

•

the satisfaction of other customary conditions, including among others, the execution of definitive financing documentation and other documentation entered into in connection with the Offer and the Merger, the delivery of diligence reports and structure charts, corporate records and documents from public officials, a legal opinion, a solvency certificate, “know your customer” documentation and information, payment of fees and expenses, and the accuracy of certain customary representations and warranties in the facility documentation.

The funding of the second drawdown is subject to the following conditions, among others:

•

the Merger shall be consummated in accordance with the Merger Agreement concurrently with or within a reasonable time period following the funding of the facilities, without giving effect to any amendment, modification or waiver thereof which is materially adverse to the lenders without their prior consent;

•	the accuracy of certain customary representations and warranties in the facility documentation; and

•	no default or event of default shall have occurred and be continuing or would occur as a result of the drawdown.

The Offer is not conditioned upon any financing arrangements. No alternative financing arrangements or alternative financing plans have been made in the event that the financing arrangements described above are not available as anticipated.

13.    Conditions of the Offer

Notwithstanding any other term of the Offer but subject to the terms set forth in the Merger Agreement, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to our obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and, only after complying with any obligation to extend the Offer pursuant to the Merger Agreement, may terminate the Offer, if:

(i)	the Minimum Tender Condition is not satisfied;

(ii)	the Antitrust Condition is not satisfied; or

(iii)	any of the following conditions shall exist at the time of expiration of the Offer:

A.    any binding order, injunction, judgment, decree, writ, ruling issued by a competent court or governmental authority, or any law or similar requirement enacted, adopted, promulgated or applied that would (1) make the Offer or the Merger illegal or (2) otherwise prevent the consummation thereof;

B.    since the date of the Merger Agreement, there shall have occurred and be continuing any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect;

C.    (1) any representation and warranty of ZOLL set forth in Section 4.02 (relating to corporate power and authorization) or Section 4.05 (relating to capitalization) of the Merger Agreement shall not be true and correct in all but immaterial respects as of the date of the Merger Agreement and as of such time, except to the extent such representation and warranty expressly relates to an earlier time (in which case on and as of such earlier time) or (2) any other representation and warranty of ZOLL set forth in the Merger Agreement shall not be true and correct as of the date of the Merger Agreement and as of such time, except to the extent such representation and warranty expressly relates to an earlier time (in which case on and as of such earlier time), other than in the case of clause (2) for such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being understood that for this purpose all references to the term “Company Material Adverse Effect” and other qualifications based on the word “material,” except for the reference to the term “Company Material Adverse Effect” in Section 4.10 (relating to the absence of changes to ZOLL), shall be disregarded). Solely for the purposes of clause (1) above, if one or more inaccuracies in the representations and warranties referred to in such clause resulted in or would result in aggregate monetary losses or damages of less than $5,000,000, such inaccuracies will be deemed immaterial;

D.    ZOLL shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of ZOLL to be performed or complied with by it under the Merger Agreement prior to such time;

E.    ZOLL fails to deliver to us a certificate signed by a senior executive officer of ZOLL dated the date on which the Offer expires certifying that the conditions specified in clauses (C) and (D) of this paragraph (iii) do not exist; or

F.    the Merger Agreement shall have been terminated in accordance with its terms.

The conditions set forth in paragraph (ii) and paragraph (iii) above may be waived by Asahi Kasei or Purchaser in whole or in part at any time and from time to time in the sole discretion of Asahi Kasei or Purchaser, subject to the terms of the Merger Agreement and applicable law. Any reference in Offer to Purchase or in the Merger Agreement to a condition or requirement being satisfied shall be deemed met if the condition or requirement is waived. These conditions are in addition to Asahi Kasei’s and Purchaser’s rights to extend, terminate and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement or applicable law. The failure by Asahi Kasei, Purchaser or any other affiliate of Asahi Kasei at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

The Merger Agreement provides for a condition relating to receipt of approval of the Taiwan Fair Trade Commission in respect of Taiwanese merger control rules. Asahi Kasei and Purchaser have waived this condition.

14.    Dividends and Distributions

The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, ZOLL shall not, and shall not permit any of its subsidiaries to declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of any capital stock of ZOLL or any of its subsidiaries, other than dividends and distributions by a direct or indirect wholly-owned subsidiary of ZOLL to its parent (except for distributions resulting from the vesting or exercise of equity awards). See Section 11—“Purpose of the Offer and Plans for ZOLL; Merger Agreement and Other Agreements—The Merger Agreement—Covenants.”

15.    Certain Legal Matters

General. Except as otherwise set forth in this Offer to Purchase, based on our review of ZOLL’s publicly available SEC filings and other information regarding ZOLL, we are not aware of any licenses or other regulatory permits that appear to be material to the business of ZOLL and that might be adversely affected by the acquisition of Shares by us pursuant to the Offer or, except as set forth below, of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by us pursuant to the Offer. In addition, except as set forth below, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the Shares. Should any such approval or other action be required, we currently expect that such approval or action, except as described below under “State Takeover

Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it would be obtained without substantial conditions, and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to ZOLL’s or our business or that certain parts of ZOLL’s or our business might not have to be disposed of or held separately. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13—“Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act and the rules and regulations promulgated thereunder, the purchase of Shares in the Offer cannot be completed until the expiration of a 15 calendar day waiting period following the filing by Asahi Kasei, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division. Asahi Kasei filed the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of the Shares in the Offer and the Merger on March 22, 2012. The required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on April 6, 2012 unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If before April 6, 2012 either the FTC or the Antitrust Division were to issue a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Asahi Kasei with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order enjoining the transaction. Asahi Kasei may also agree with the FTC or the Antitrust Division that it will not close the transaction for a certain amount of time in order to allow the completion of the antitrust review. Complying with a Second Request can take a significant period of time. Although ZOLL is required to file certain information and documentary materials with the FTC and the Antitrust Division in connection with the Offer, neither ZOLL’s failure to make those filings nor a Second Request issued to ZOLL by the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger.

The FTC and the Antitrust Division will consider the legality under the antitrust laws of Asahi Kasei’s proposed acquisition of ZOLL. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Asahi Kasei, Purchaser, ZOLL or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Purchaser and Asahi Kasei believe that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 13—“Conditions of the Offer.”

Antitrust in Germany. Under the provisions of the Act against Restraints of Competition (“ARC”), the acquisition of Shares pursuant to the Offer may be consummated if the acquisition is approved by the Federal Cartel Office of the Federal Republic of Germany (“FCO”), either by written clearance letter or by expiration of a one month waiting period commenced by the filing by Asahi Kasei of a complete notification with respect to the Offer, unless the FCO notifies Asahi Kasei within the one month waiting period of the initiation of an in-depth investigation. Asahi Kasei submitted the filing in Germany on March 22, 2012. If the FCO initiates an in-depth investigation, the acquisition of Shares under the Offer may be consummated if the acquisition is approved by the FCO, either by written decision or by expiration of a four month waiting period (which can be extended only with the approval of Asahi Kasei) commenced by the filing of the German notification, unless the FCO issues within the waiting period a prohibition decision. The written approval by the FCO or the expiration of any applicable waiting period is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

There can be no assurance that the FCO will accept the filing, will not extend the deadlines or will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof. If the FCO initiates an action to block the acquisition of Shares pursuant to the Offer or the Merger and an order is issued prohibiting the consummation of such acquisition or the Merger, we and ZOLL may not be obligated to consummate the Offer or the Merger.

Short-Form Merger. Section 11.05 of the MBCA provides that, if a Massachusetts corporation owns at least 90% of the voting power of each class and series of the outstanding shares of a subsidiary corporation that have voting power, the corporation holding such shares may merge such subsidiary into itself, or itself into such subsidiary, without any approval on the part of the board of directors or the shareholders of such subsidiary corporation (a “short-form merger”). Accordingly, if as a result of the Offer (including any subsequent offering period), the top-up option or otherwise, Purchaser owns at least 90% of the Shares, Asahi Kasei could, and (subject to the satisfaction or waiver of the conditions to its obligations to effect the Merger contained in the Merger Agreement) is obligated under the Merger Agreement to, effect the Merger without any approval on the part of the shareholders of ZOLL or the ZOLL Board. Even if we do not own 90% of the outstanding Shares following consummation of the Offer, we could seek to purchase additional Shares in the open market, from ZOLL or otherwise in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the top-up option, may be greater or less than that paid in the Offer. In addition, pursuant to the terms of the Merger Agreement, within one (1) business day following the Acceptance Time, if we have acquired at least 80% of the Shares and if after giving effect to the exercise of the top-up option, Purchaser would own the number of shares necessary for Purchaser to be merged into ZOLL without a vote or consent of ZOLL’s shareholders (after giving effect to the issuance of the top-up Shares), we could exercise our top-up option to purchase from ZOLL, subject to certain conditions, the number of authorized and not outstanding Shares equal to the number of shares necessary for Purchaser to be merged into ZOLL without a vote or consent of ZOLL’s shareholders, taking into account those Shares outstanding after the exercise of the option, calculated on a fully diluted basis. The price per Share payable under the top-up option would be equal to the Offer Price. See Section 11—“Purpose of the Offer and Plans for ZOLL; Merger Agreement and Other Agreements—The Merger Agreement—Top-Up Option.”

Shareholder Approval. ZOLL has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by ZOLL and the consummation by ZOLL of the transactions contemplated by the Merger Agreement have been duly and validly authorized by the ZOLL Board, and that no other corporate proceedings on the part of ZOLL are necessary to authorize the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement, other than the approval of the Merger Agreement and the Merger by the holders of at least two-thirds of the outstanding Shares prior to the consummation of the Merger. As described above, such approval is not required if the Merger is consummated pursuant to the short-form merger provision of Section 11.05 of the MBCA. If Purchaser holds in the aggregate less than 90% of the outstanding Shares, the affirmative vote, as permitted under Massachusetts law, of the holders of at least two-thirds of the issued and outstanding Shares to adopt the Merger Agreement will be required under the MBCA to effect the Merger. If, following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser owns at least two-thirds of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other shareholder of ZOLL. In the event that shareholder approval is required to approve the Merger, a significantly longer period of time will be required to consummate the Merger than would be required to consummate the Merger pursuant to the short-form merger provision of Section 11.05 of the MBCA.

State Takeover Laws. ZOLL is incorporated under the laws of The Commonwealth of Massachusetts. Chapters 110C, 110D and 110F of the Massachusetts General Laws are generally applicable to any “take-over” of a Massachusetts corporation. ZOLL has represented, warranted and covenanted to us in the Merger Agreement that ZOLL has taken and will take all actions necessary so that the restrictions contained in Chapters 110C, 110D and 110F will not apply to the Offer, the Merger or any of the transactions contemplated by the Merger Agreement. Accordingly, none of these laws is applicable to the proposed transactions.

In general, Chapter 110F of the Massachusetts General Laws prevents an “interested shareholder” (including certain persons who own or have the right to acquire 5% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Massachusetts corporation for a period of three years following the date such person became an interested shareholder unless, among other things,

(i)	prior to the date such person became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested shareholder became an interested shareholder;

(ii)	upon consummation of the transaction in which the interested shareholder became an interested shareholder, the interested shareholder owned at least 90% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

(iii)

on or subsequent to the date the business combination is approved by the board of directors of the corporation and authorized at a meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested shareholder.

In accordance with the provisions of Chapter 110F, the ZOLL Board has represented to us that it has approved the Merger Agreement, the Merger, the Offer, the top-up option and the other transactions contemplated by the Merger Agreement and has taken all appropriate action so that the restrictions on business combinations set forth in Chapter 110F, with respect to ZOLL, will not be applicable to the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

Chapter 110D of the Massachusetts General Laws restricts the voting rights of shares acquired in a “control share acquisition,” unless, among other things, the articles of organization or by-laws of a Massachusetts corporation provide that such restrictions are inapplicable. ZOLL’s by-laws provide that the provisions of Chapter 110D do not apply to ZOLL, and, therefore such restrictions will not be applicable to Shares purchased by Purchaser in the Offer or the other transactions contemplated by the Merger Agreement. Under the terms of the Merger Agreement, the ZOLL Board has agreed not to amend ZOLL’s by-laws prior to the closing of the Offer to elect to have ZOLL covered by Chapter 110D.

Chapter 110C of the Massachusetts General Laws subjects an offeror to certain disclosure and filing requirements before such offeror can proceed with a “take-over bid,” defined to include any acquisition of or offer to acquire more than ten percent of the issued and outstanding equity securities of a target company. The ZOLL Board has represented to us that it has recommended the Merger Agreement and the transactions contemplated thereby to ZOLL’s shareholders, and has taken all appropriate additional action so that the Offer, Merger and the other transactions contemplated by the Merger Agreement will be excluded from the definition of a “take-over bid” under Chapter 110C, and its requirements will not be applicable to Asahi Kasei and Purchaser or the transactions contemplated by the Merger Agreement.

The foregoing discussion is not a complete statement of Massachusetts law and is qualified in its entirety by reference to Chapter 110F, Chapter 110C, Chapter 110D and the MBCA.

Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. ZOLL and the ZOLL Board have agreed to take such actions as are necessary to render any state takeover statutes inapplicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer, the Merger or the other transactions contemplated by the Merger Agreement, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13—“Conditions of the Offer.”

Appraisal Rights. No appraisal rights are available in connection with the Offer. In addition, under Massachusetts law shareholders who continue to own their Shares at the time of the Merger may not be entitled to appraisal rights in connection with the Merger. Section 13.02(a)(1) of the MBCA generally provides that shareholders of a Massachusetts corporation are entitled to appraisal rights in the event of a merger, subject to certain exceptions. One of the exceptions to this general rule that appraisal rights are available applies to a merger in which cash is the sole consideration received by the shareholders, provided that no director, officer or controlling shareholder of the corporation has a direct or indirect material financial interest in the merger other than in (i) his, her or its capacity as a shareholder of the corporation, (ii) his, her or its capacity as a director, officer, employee or consultant of the corporation or the acquiring company pursuant to bona fide arrangements with the corporation or the acquiring company or (iii) any other capacity so long as the shareholder owns less than 5% of the voting securities of the corporation.

Purchaser believes that this exception to the general rule that appraisal rights are available is applicable in this transaction and that ZOLL’s shareholders are not entitled to appraisal rights in connection with the Merger. However, the MBCA took effect on July 1, 2004, and to date Section 13.02 has not been the subject of judicial interpretation in these circumstances. Accordingly, it is possible that a court could conclude that this exception is not applicable and that ZOLL’s shareholders are entitled to appraisal rights under Massachusetts law. Any shareholder who believes that he, she or it is or may be entitled to appraisal rights and who wishes to preserve those rights should carefully review Sections 13.01 through 13.31 of Part 13 of the MBCA, which sets forth the procedures to be complied with in perfecting any such rights, and should consult their own legal and other advisors with respect to the same. Failure to strictly comply with the procedures specified in Part 13 of the MBCA would result in the loss of any appraisal rights to which ZOLL’s shareholders may be entitled. To the extent any holder of Shares outstanding immediately prior to the Merger seeks to assert appraisal rights but is determined by a court to not be entitled to such appraisal rights (or was entitled to exercise such appraisal rights but fails to take all necessary action to perfect them or effectively withdraws or loses them), such holder will be entitled to receive the Merger Consideration per Share, without interest.

If appraisal rights are determined by a court of competent jurisdiction to be available and in the event that the top-up option is exercised, as provided in the Merger Agreement, ZOLL, as the surviving corporation following the Merger, shall not assert that the top-up option, the top-up shares or any cash and/or promissory note delivered to ZOLL in payment for such top-up shares should be considered in determining fair value for the dissenting Shares in accordance with Part 13 of the MBCA.

The foregoing summary of the rights of dissenting shareholders under the MBCA does not purport to be a statement of the procedures to be followed by shareholders desiring to exercise any appraisal rights which may be available under Massachusetts law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Massachusetts law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger to be provided under the MBCA. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Massachusetts law and is qualified in its entirety by reference to Massachusetts law.

Shareholders cannot exercise any appraisal rights at this time. The information provided above is for informational purposes only with respect to the possible alternatives of shareholders if and when the Merger is consummated. If shareholders sell their Shares in the Offer (or otherwise prior to the Merger), such holders will not be entitled to exercise appraisal rights, if any, which may be available with respect to such Shares in connection with the Merger.

ZOLL Shareholder Rights Agreement. Effective March 12, 2012, the ZOLL Board approved an Amendment (the “Amendment”) to the Shareholder Rights Agreement, dated as of April 23, 2008, between ZOLL and Computershare Trust Company, N.A, as rights agent (the “Shareholder Rights Agreement”). ZOLL has taken all necessary action to (i) render the Shareholder Rights Agreement inapplicable to the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) ensure that in connection with the transactions, (A) neither Asahi Kasei nor Purchaser nor any of their Affiliates or Associates will be deemed to be an Acquiring Person (each as defined in the Shareholder Rights Agreement), (B) that none of a Stock Acquisition Date, Distribution Date, Triggering Event, Section 11(a)(ii) Event or Section 13 Event (each as defined in the Shareholder Rights Agreement) shall occur, in the case of (A) or (B), solely as a result of execution of the Merger Agreement or the voting and tender agreements (as discussed below), or consummation of the contemplated transactions and (iii) provide that the Expiration Date shall occur immediately prior to the Effective Time. A tender of Shares will include a tender of the rights under this agreement.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Asahi Kasei nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

Litigation. Between March 15, 2012 and March 25, 2012, four plaintiffs filed purported class actions against ZOLL, its directors, Asahi Kasei, Asahi Kasei Holdings US, Inc., and Purchaser in Massachusetts Superior Court, Middlesex County, in connection with the proposed Merger. Those suits are captioned Buxton v. ZOLL Medical Corp., et al., (Case No. 12-0995); Rodriguez v. ZOLL Medical Corp., (Case No. 12-1004); and Rubins v. ZOLL Medical Corp., et al., (Case No. 12-1014) while the other was brought in the United States District Court for the District of Massachusetts captioned Unger v. Packer, et al. (Case No. 12-cv-10543). Each of the suits alleges that the defendants breached and/or aided and abetted the breach of their fiduciary duties to ZOLL shareholders by seeking to sell ZOLL through an allegedly unfair process and for an unfair price and on unfair terms. The suits seek, among other things, equitable relief that would enjoin the Merger, rescission of the Merger Agreement (to the extent it has already been implemented), as well as attorney’s fees and costs. Two of the suits also seek damages.

16.    Fees and Expenses

An affiliate of UBS Securities LLC has acted as financial advisor to Asahi Kasei in connection with the transactions contemplated by the Merger Agreement, for which services such affiliate will receive customary compensation. In connection with that engagement, UBS Securities LLC has been appointed to act as the Dealer Manager in connection with the Offer, for which services UBS Securities LLC will receive customary compensation. Asahi Kasei has agreed to reimburse UBS Securities LLC and such affiliate for reasonable expenses (including fees and expenses of legal counsel) and to indemnify UBS Securities LLC, such affiliate and related persons against liabilities relating to or arising out of the engagement as financial advisor and its services as Dealer Manager, including liabilities under the federal securities laws. In the ordinary course of business, UBS Securities LLC and its affiliates may hold or trade, for their own accounts and accounts of their customers, securities of ZOLL or Asahi Kasei and, accordingly, may at any time hold a long or short position in such securities.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17.    Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

We have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, ZOLL has filed the Schedule 14D-9 (including exhibits) in accordance with the Exchange Act setting forth its recommendation and furnishing certain additional related information. The Schedule TO and the Schedule 14D-9, and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8—“Certain Information Concerning ZOLL—Available Information.”

No person has been authorized to give any information or make any representation on behalf of Purchaser or Asahi Kasei not contained in this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company or other nominee shall be deemed to be the agent of Asahi Kasei, Asahi Kasei Holdings US, Inc., Purchaser, ZOLL, the Information Agent, the Dealer Manager or the Depositary or any of their affiliates for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Asahi Kasei, Purchaser, ZOLL or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Neither the Offer nor this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery constitutes a solicitation of proxies for any meeting of ZOLL’s shareholders. Any such solicitation that we or any of our affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

Asclepius Subsidiary Corporation

March 26, 2012

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND

THE EXECUTIVE OFFICERS OF ASAHI KASEI AND PURCHASER

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Asahi Kasei and Purchaser. The business address of each director and executive officer is 1-105 Kanda Jinbocho, Chiyoda-ku, Tokyo, Japan and each is a citizen of Japan. Except as otherwise noted, positions specified are positions with Asahi Kasei.

ASAHI KASEI

Name and Business Address	Principal Occupation or Employment and Five-Year Employment History

Asahi Kasei Board Members

Ichiro Itoh

Chairman and Representative Director, April 2010 to present

Vice-Presidential Executive Officer, April 2006 to April 2010

Director, June 2001 to present

Director, Asahi Group Holdings, Ltd., March 2011 to present

Taketsugu Fujiwara

President and Representative Director, Presidential Executive Officer, April 2010 to present

Director, June 2009 to present

Vice-Presidential Executive Officer, April 2009 to April 2010

President and Representative Director, Presidential Executive Officer, Asahi Kasei Chemicals Corp., October 2003 to April 2009

Koji Fujiwara

Director, June 2007 to June 2008 and June 2010 to present

Primary Executive Officer, April 2011 to present

Senior Executive Officer, April 2010 to April 2011

Director and Primary Executive Officer, Asahi Kasei Chemicals Corp., April 2008 to April 2010

Yasuyuki Yoshida

Director, June 2011 to present

Primary Executive Officer, April 2011 to present

Executive Officer, April 2010 to April 2011

President and Representative Director, Asahi Kasei Medical Co., Ltd., April 2005 to April 2010

Presidential Executive Officer, Asahi Kasei Medical Co., Ltd., June 2006 to April 2010

President and Representative Director, Presidential Executive Officer, Asahi Kasei Kuraray Medical Co., Ltd., October 2007 to April 2010

Director, Asahi Kasei Pharma Corp., April 2005 to April 2011

Primary Executive Officer, Asahi Kasei Pharma Corp., April 2006 to April 2008

Tsutomu Inada

Director, June 2010 to present

Senior Executive Officer, April 2010 to present

President and Representative Director, Presidential Executive Officer, Asahi Kasei Pharma, April 2008 to April 2010

Executive Officer, Asahi Kasei Pharma Corp., January 2007 to April 2008

Director, Asahi Kasei Medical Co., Ltd., April 2008 to April 2010

Director, Asahi Kasei Kuraray Medical Co., Ltd., April 2008 to April 2010

Yuji Mizuno	Director, June 2007 to present Senior Executive Officer, April 2010 to present Lead Executive Officer, April 2009 to April 2010 Executive Officer, April 2007 to April 2009

Masanori Mizunaga	Director, June 2010 to present Senior Executive Officer, April 2010 to present Lead Executive Officer, April 2007 to April 2010 Executive Officer, October 2003 to April 2007

Yukiharu Kodama

Director, June 2007 to present

Chairman, Mechanical Social Systems Foundation, November 2007 to present

Director, HOYA Corporation, June 2005 to present

Corporate Auditor, Yomiuri Land Co., Ltd., June 2008 to present.

Corporate Auditor, Tokyo Dome Corporation, April 2007 to present

Morio Ikeda

Director, June 2008 to present

Director, Isetan Mitsukoshi Holdings Ltd., April 2008 to present

Director, Wacoal Holdings Corp., June 2010 to present

Counsel, Shiseido Corporation, June 2006 to present

Norio Ichino

Director, June 2011 to present

Director, Tokyo Gas Co., Ltd., April 1996 to June 2010

Chairman, Tokyo Gas Co., Ltd., April 2007 to April 2010

Vice Chairman, Tokyo Gas Co., Ltd., April 2006 to April 2007

Executive Advisor, Tokyo Gas Co., Ltd., April 2010 to present.

Asahi Kasei Officers

Katsuhiko Yamazoe

Senior Executive Officer, April 2008 to April 2009 and April 2010 to present President, Representative Director, Presidential Executive Officer, Asahi Kasei E-materials Corp., April 2009 to April 2010.

Director, Primary Executive Officer, Asahi Kasei Chemicals Corp., April 2008 to April 2009

Director, Senior Executive Officer, Asahi Kasei Microdevices Corp., April 2005 to April 2009

Ryo Matsui

Lead Executive Officer, April 2009 to present

General Manager, Nobeoka Office, April 2011 to present

General Manager, Fuji Office, April 2009 to April 2011 Director and Primary Executive Officer, Asahi Kasei Fibers Corp., April 2008 to April 2009

Director and Senior Executive Officer, Asahi Kasei Fibers Corp., April 2004 to April 2008

Toshikatsu Sunami

Lead Executive Officer, April 2008 to present

President and Representative Director, Asahi Kasei Engineering Co., Ltd., April 2007 to present

Vice President and Director, Asahi Kasei Engineering Co., Ltd.,, April 2004 to April 2007

Shinichiro Nei	Lead Executive Officer and General Manager, Financial Department, April 2010 to present General Manager, Executive Secretaries Office, June 2005 to present Executive Officer, April 2009 to April 2010

Makoto Konosu

Executive Officer, April 2009 to present

President and Representative Director, Presidential Executive Officer, Asahi Kasei E-materials Corp., April 2010 to present

Director, Asahi Kasei Microdevices Corp., April 2010 to present

President and Representative Director, Presidential Executive Officer, Asahi Kasei Microdevices Corp., October 2003 to April 2010

Masaki Sakamoto

Executive Officer, April 2009 to present

President and Representative Director, Presidential Executive Officer, Asahi Kasei Chemicals Corp., April 2009 to present

Director, Asahi Kasei Fibers Corp., October 2003 to present

President and Representative Director, Presidential Executive Officer, Asahi Kasei Fibers Corp., October 2003 to April 2009

Masahito Hirai

Executive Officer, April 2010 to present

President and Representative Director, Presidential Executive Officer, Asahi Kasei Homes Corp., April 2010 to present

Director, Asahi Kasei Homes Corp., April 2008 to April 2010

Primary Executive Officer, Asahi Kasei Homes Corp., April 2009 to April 2010

Senior Executive Officer, Asahi Kasei Homes Corp., April 2008 to April 2009

Executive Officer, General Manager of Marketing Department, Asahi Kasei Homes Corp., April 2007 to April 2008

President and Representative Director, Asahi Kasei Reform Co., Ltd., June 2004 to April 2007

Toshio Asano

Executive Officer, April 2011 to present

President and Representative Director, Presidential Executive Officer, Asahi Kasei Pharma Corp., April 2010 to present

Director, Senior Executive Officer, Asahi Kasei Pharma Corp., April 2008 to April 2010

Executive Officer, Asahi Kasei Pharma Corp., October 2003 to April 2008

Director, Asahi Kasei Kuraray Medical Co., Ltd., April 2010 to present

Director, Asahi Kasei Medical Co., Ltd., April 2010 to present

Shoichiro Tonomura

Executive Officer, April 2008 to present

General Manager of Fuji Office, April 2011 to present

General Manager of New Business Development Department, April 2009 to April 2011

General Manager of Research and Development Center, April 2008 to April 2009

General Manager of Electronics Interconnectings Materials Division, Asahi Kasei Microdevices Corp., June 2006 to April 2008

Yoshihiro Wada

Executive Officer, General Manager of Human Resources Department, April 2011 to present

Executive Officer, Asahi Kasei Pharma Corp., April 2010 to April 2011

General Manager of Corporate Planning and Coordination Division, Asahi Kasei Pharma Corp., April 2008 to April 2011

General Manager of Human Resources Department, Asahi Kasei Pharma Corp., April 2007 to April 2008

Manager of Human Resources Group, Asahi Kasei Pharma Corp., May 2005 to April 2007

PURCHASER

Name	Principal Occupation or Employment and Five-Year Employment History

Hideo Hikami

Director, Asclepius Subsidiary Corporation, March 2012 to present

Director, Asahi Kasei Holdings US, Inc., March 2012 to present

President Treasurer and Secretary, Asclepius Subsidiary Corporation, March 2012 to present

President, Treasurer and Secretary, Asahi Kasei Holdings US, Inc., March 2012 to present

General Manager, Business Development and Corporate Strategy, April 2010 to present

General Manager, Planning and Administration, Asahi Kasei Electronics Corporation, March 2007 to April 2010

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each shareholder of ZOLL or such shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By Overnight Courier: Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 250 Royall Street, Suite V Canton, MA 02021	By Mail: Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011

Any questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Requests for additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038

Banks and Brokers Call: (212) 440-9800

All Others Toll Free: (888) 607-9107

The Dealer Manager for the Offer is:

299 Park Avenue

New York, NY 10171-0026

Banks and Brokers Call Collect: (212) 821-6799

All Others Please Call Toll-Free: (888) 217-6011